EXHIBIT 1.01

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.

The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

November 27, 2006

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding subordinate voting shares of

LA SENZA CORPORATION

at a price of Cdn. $48.25 per subordinate voting share by

MOS MAPLE ACQUISITION CORP.

a wholly-owned indirect subsidiary of

LIMITED BRANDS, INC.

     MOS Maple Acquisition Corp. (“Bidco”), a wholly-owned indirect subsidiary of Limited Brands, Inc. (“Limited Brands” and, collectively with Bidco, the “Offeror”), hereby offers (the “Offer”) to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding subordinate voting shares (the “SV Shares”), including SV Shares issuable upon the exercise of outstanding options (the “Options”) and upon the conversion of outstanding multiple voting shares (the “MV Shares”), in the capital of La Senza Corporation (“La Senza” or the “Company”), at a price of Cdn. $48.25 in cash per SV Share.

     The Offer will be open for acceptance until 10:00 p.m. (Toronto time) on January 12, 2007 (the “Expiry Time”) unless the Offer is extended, accelerated or withdrawn by Bidco.

     The Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn that number of SV Shares (including SV Shares issuable upon conversion of MV Shares) that constitutes at least 66 2 / 3 % of the issued and outstanding SV Shares on a fully-diluted basis, assuming conversion into SV Shares of all MV Shares. Each of the conditions of the Offer is set forth in Section 4 of the Offer, “Conditions of the Offer”.

     The SV Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “LSZ”. The consideration offered under the Offer represents a premium of Cdn. $15.60 or approximately 48% to the closing price of the SV Shares on the TSX on November 14, 2006, the last trading day prior to the day of the announcement of the Offer.

     The Directors of La Senza (excluding any Directors required to abstain from passing on such matters) have unanimously:

  concluded that the consideration provided in the Offer is fair, from a financial point of view, to the holders of SV Shares (other than the Supporting Shareholders in respect of which no determination has been made); and

  RECOMMENDED that holders of SV Shares (other than the Supporting Shareholders in respect of which no recommendation has been made) ACCEPT the Offer and TENDER their SV Shares.

     For further information, see the Directors’ Circular of La Senza accompanying this Offer and Circular.

     Scotia Capital Inc., the financial advisor to the Board of Directors of La Senza, has delivered an opinion to the Board of Directors of La Senza to the effect that the consideration offered pursuant to the Offer is fair, from a financial point of view, to the holders of SV Shares, other than the Supporting Shareholders (in respect of which no opinion was provided).

     La Senza has entered into an agreement (the “Support Agreement”) with the Offeror. The Support Agreement sets forth the terms and conditions upon which the Offer is to be made. Pursuant to the Support Agreement, La Senza agreed to support the Offer and not to solicit any competing acquisition proposals. See Section 6 of the Circular, “Agreements Related to the Offer — Support Agreement”.

     The Offeror has entered into a lock-up agreement (the “Lock-Up Agreement”) with the Supporting Shareholders, among others. Pursuant to the Lock-Up Agreement, the Supporting Shareholders agreed to irrevocably accept the Offer and to deposit or cause to be deposited under the Offer all of the SV Shares which they own or over which they exercise direction or control, including SV Shares issuable upon the exercise of Options held by them and upon conversion of MV Shares held by them. The Supporting Shareholders represented to the Offeror that, collectively, as at November 15, 2006, they were the direct or indirect beneficial owners of an aggregate of 4,942,569 MV Shares (100% of the MV Shares, which upon conversion represent 4,942,569 SV Shares), 1,835,316 SV Shares, and Options to purchase 352,400 SV Shares. These shares represent 7,130,285 SV Shares in the aggregate, or approximately 48% of the issued and outstanding SV Shares on a fully-diluted basis (assuming conversion into SV Shares of all MV Shares). See Section 6 of the Circular, “Agreements Related to the Offer — Lock-Up Agreement”.

     Shareholders who wish to accept the Offer must properly complete and duly execute the accompanying Letter of Acceptance and Transmittal (printed on blue paper) or a manually executed facsimile thereof and deposit it, together with certificates representing their SV Shares, in accordance with the instructions in the Letter of Acceptance and Transmittal. Shareholders may also follow the procedure for book-entry transfer of SV Shares set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Book-Entry Transfer”. Finally, Shareholders may follow the procedure for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a facsimile thereof. Persons whose SV Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.

     Questions and requests for assistance may be directed to Georgeson Shareholder Communications Canada Inc. (“Georgeson”), the information agent under the Offer or Computershare Investor Services Inc. (the “Depositary”). Their contact details are provided at the end of this document. Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from Georgeson or the Depositary at their respective addresses shown at the end of this document.

     The Offeror has retained Banc of America Securities Canada Co. and Banc of America Securities LLC to serve as dealer managers (the “Dealer Managers”) for the Offer in Canada and the United States, respectively. Banc of America Securities Canada Co. may form a soliciting dealer group comprising members of the Investment Dealers Association of Canada to solicit acceptances of the Offer in Canada. In that event, the Offeror will pay customary soliciting dealer fees in connection with the tender of SV Shares. Depositing Shareholders will not be obligated to pay any fee or commission if they accept the Offer by using the services of the Dealer Managers or by transmitting their SV Shares directly to the Depositary.

     This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Bidco may, in its sole discretion, take such action as it may deem necessary to extend the Offer to shareholders in any such jurisdiction.

The Dealer Managers for the Offer are:

In Canada:	In the United States:

Banc of America Securities Canada Co.	Banc of America Securities LLC

The Information Agent for the Offer is:

Georgeson Shareholder Communications Canada Inc.
100 University Avenue, 11th Floor, South Tower
Toronto, Ontario M5J 2Y1
North American Toll Free: 1-866-288-1537

TABLE OF CONTENTS

NOTICE TO SHAREHOLDERS IN THE UNITED STATES			4
NOTICE TO MV SHAREHOLDERS			4
NOTICE TO OPTION HOLDERS			4
FORWARD-LOOKING STATEMENTS			4
SUMMARY			6
GLOSSARY			10
OFFER			16
1	.	The Offer	16
2	.	Time for Acceptance	16
3	.	Manner of Acceptance	16
4	.	Conditions of the Offer	20
5	.	Extension, Acceleration and Variation of the Offer	22
6	.	Withdrawal of Deposited SV Shares	23
7	.	Take Up and Payment for Deposited SV Shares	24
8	.	Return of Deposited SV Shares	25
9	.	Mail Service Interruption	25
10	.	Dividends and Distributions; Liens	25
11	.	Notices and Delivery	26
12	.	Market Purchases	27
13	.	Other Terms of the Offer	27
CIRCULAR			28
1	.	Bidco and Limited Brands.	28
2	.	La Senza	28
3	.	Authorized and Outstanding Capital	28
4	.	Background to the Offer	29
5	.	Stock Option Plan	30
6	.	Agreements Related to the Offer	31
7	.	Purpose of the Offer and Plans for La Senza	41
8	.	Acquisition of SV Shares Not Deposited	42
9	.	Source of Funds	44
10	.	Beneficial Ownership of and Trading in Securities	45
11	.	Price Range and Trading Volume of SV Shares	46
12	.	Dividends and Dividend Policy	46
13	.	Previous Distributions of Shares	47
14	.	Previous Purchases and Sales	47
15	.	Effect of the Offer on the Market for SV Shares; Stock Exchange Listings; and Public Disclosure by
		La Senza	47
16	.	Commitments to Acquire Equity Shares	47
17	.	Arrangements, Agreements or Understandings	47
18	.	Regulatory Matters	48
19	.	Certain Canadian Federal Income Tax Considerations	49
20	.	Material Changes and Other Information	53
21	.	Financial Advisors, Depositary, Escrow Agent, Dealer Managers and Information Agent	53
22	.	Legal Matters	53
23	.	Offerees’ Statutory Rights	53
24	.	Expenses of the Offer	54
25	.	Directors’ Approval	54
CONSENT			C-1
CERTIFICATE OF MOS MAPLE ACQUISITION CORP.			C-2
CERTIFICATE OF LIMITED BRANDS, INC.			C-3

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

     This transaction has not been approved or disapproved by any United States securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offer and the Circular.

     The Offer is made for the securities of a Canadian issuer. The Offer is subject to applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those in the United States.

     The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Bidco is incorporated under the laws of a province of Canada, that the experts named in the Circular are non-residents of the United States and that a substantial portion of the assets of Bidco and said Persons may be located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to the judgment of a United States court.

     This document does not address any United States federal income tax consequences of the Offer to Shareholders in the United States. Shareholders in the United States should be aware that disposition of SV Shares may have tax consequences both in the United States and in Canada which may not be described, or fully described, herein. Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

     All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars. The Bank of Canada noon rate on November 24, 2006 was US $1.00 = Cdn. $1.1346.

NOTICE TO MV SHAREHOLDERS

     The Offer is being made only for SV Shares and is not made for any MV Shares. Any holder of MV Shares who wishes to accept the Offer must first convert their MV Shares into SV Shares and then deposit those SV Shares under the Offer as provided herein.

NOTICE TO OPTION HOLDERS

     The Offer is being made only for SV Shares and is not made for any Options or other rights to acquire SV Shares. Under the Support Agreement, the Company has agreed that subject to the receipt of all Appropriate Regulatory Approvals, the Company will: (a) make such amendments to the Stock Option Plan as may be required by the Company; and (b) take all such other steps as may be necessary or desirable, to allow all Persons holding Options pursuant to the Stock Option Plan who may do so under applicable Laws to exercise their Options on an accelerated vesting basis solely for the purpose of tendering under the Offer all SV Shares issued in connection with such exercise, conditional upon the Offeror agreeing to take up such SV Shares. The Company has also agreed to cause all vested Options that have not been exercised on or prior to the Expiry Time and all Options which have not vested (or accelerated as contemplated by the Support Agreement) on or prior to the Expiry Time to be cancelled and forfeited by the holders thereof without any compensation to the holders thereof.

FORWARD-LOOKING STATEMENTS

     Certain statements in the Offer and Circular under “Background to the Offer”, “Purpose of the Offer and Plans for La Senza”, and “Acquisition of SV Shares Not Deposited”, in addition to certain statements contained elsewhere in the Offer and Circular, are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “except”, “believe”, or “continue” or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the expectations of the Offeror include, among other things, general business and economic conditions globally or in particular geographic regions in which Limited Brands or La Senza does business, the failure to meet certain conditions of the

Offer, the inability to successfully integrate La Senza’s operations and programs with those of Limited Brands, the inability to attract and retain qualified employees, competition, regionally and internationally, disruptions in business operations due to reorganization activities, interest rate and foreign currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors and neither Bidco nor Limited Brands is under any obligation and each of Bidco and Limited Brands expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

     The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer and Circular. Certain capitalized words and terms used in this summary are defined in the Glossary. All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars. The information concerning La Senza contained herein and in the Offer and Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities, and other public sources, unless otherwise indicated, and has not been independently verified by Bidco or Limited Brands. Although neither Bidco nor Limited Brands has any knowledge that would indicate that any statements contained herein relating to La Senza taken from or based upon such documents and records are inaccurate or incomplete, none of Bidco or Limited Brands or any of their respective officers or directors assumes any responsibility for the accuracy or completeness of the information relating to La Senza taken from or based upon such documents and records, or for any failure by La Senza to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Bidco or Limited Brands. Shareholders are urged to read the Offer and Circular in their entirety.

The Offer

     Bidco hereby offers to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding SV Shares, including SV Shares issuable upon the exercise of outstanding Options and upon the conversion of outstanding MV Shares, at a price of Cdn. $48.25 in cash per SV Share.

Time for Acceptance

     The Offer is open for acceptance until 10:00 p.m. (Toronto time) on January 12, 2007 unless the Offer is extended, accelerated or withdrawn by Bidco. See Section 2 of the Offer, “Time for Acceptance”.

Recommendation

     The Directors of La Senza (excluding any Directors required to abstain from passing on such matters) have unanimously: (a) concluded that the consideration provided in the Offer is fair, from a financial point of view, to the holders of SV Shares (other than the Supporting Shareholders in respect of which no determination has been made); and (b) RECOMMENDED that holders of SV Shares (other than the Supporting Shareholders in respect of which no recommendation has been made) ACCEPT the Offer and TENDER their SV Shares. For further information see the Directors’ Circular of La Senza accompanying this Offer and Circular.

Fairness Opinion

     Scotia Capital Inc., the financial advisor to the Board of Directors of La Senza, has delivered an opinion to the Board of Directors of La Senza to the effect that the consideration offered pursuant to the Offer is fair, from a financial point of view, to the holders of SV Shares, other than the Supporting Shareholders (in respect of which no opinion was provided).

Support Agreement

     La Senza has entered into the Support Agreement with the Offeror. The Support Agreement sets forth the terms and conditions upon which the Offer is to be made. Pursuant to the Support Agreement, La Senza agreed to support the Offer and not to solicit competing Acquisition Proposals. See Section 6 of the Circular, “Agreements Related to the Offer —Support Agreement”.

Lock-Up Agreement

     The Offeror has entered into the Lock-Up Agreement with the Supporting Shareholders, among others. Pursuant to the Lock-Up Agreement, the Supporting Shareholders agreed to irrevocably accept the Offer and to deposit or cause to be deposited under the Offer (directly or indirectly through the Holdco Alternative) all of the SV Shares which they own or over which they exercise direction or control, including SV Shares issuable upon the exercise of Options held by them or upon conversion of MV Shares held by them. The Supporting Shareholders represented to the Offeror that, collectively, as at November 15, 2006, they were the direct or indirect beneficial owners of an aggregate of 4,942,569 MV Shares (100% of the MV Shares, which upon conversion represent 4,942,569 SV Shares), 1,835,316 SV Shares, and Options to purchase 352,400 SV Shares. These shares represent 7,130,285 SV Shares in the aggregate, or approximately 48% of the issued and outstanding SV Shares on a fully-diluted basis (assuming conversion into SV Shares of all MV Shares). Under the Lock-Up Agreement, certain Supporting Shareholders are permitted, provided that the Offeror is satisfied, acting reasonably, that any such gift will not adversely affect the Offeror in connection with the Offer, or the completion of the

Offer or the Offeror’s ability to acquire SV Shares pursuant to the Offer, to donate to a registered charity up to an aggregate maximum of 583,000 SV Shares. The Supporting Shareholders also agreed to deposit into escrow with the Escrow Agent, promptly following execution of the Lock-Up Agreement, the share certificates for certain shares, subject to the Lock-Up Agreement. See Section 6 of the Circular, “Agreements Related to the Offer — Lock-Up Agreement”.

Purpose of the Offer

     The purpose of the Offer is to enable Limited Brands through Bidco to acquire all of the issued and outstanding SV Shares, including SV Shares issuable upon the exercise of outstanding Options and upon the conversion of outstanding MV Shares. If the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for the SV Shares validly deposited under the Offer, the Offeror intends to acquire any SV Shares not deposited under the Offer by Compulsory Acquisition. If that statutory right of acquisition is not available or not used by the Offeror, the Offeror has agreed under the Support Agreement to pursue other lawful means of acquiring the remaining SV Shares not tendered to the Offer. If the Minimum Condition is satisfied and the Offeror takes up and pays for the SV Shares deposited under the Offer, the Offeror should own a sufficient number of SV Shares to effect a Subsequent Acquisition Transaction. See Section 7 of the Circular, “Purpose of the Offer and Plans for La Senza”.

Conditions of the Offer

     The Offeror has the right to withdraw the Offer and not take up and pay for any SV Shares deposited under the Offer unless all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror at or prior to the Expiry Time. Those conditions include there having been validly deposited under the Offer and not withdrawn that number of SV Shares (including SV Shares issuable upon conversion of MV Shares) that constitutes at least 66 2 / 3 % of the issued and outstanding SV Shares on a fully-diluted basis assuming conversion into SV Shares of all MV Shares. See Section 4 of the Offer, “Conditions of the Offer”.

Actions by the Offeror

     Under the Support Agreement, the Offeror has agreed that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, including extensions to the period during which SV Shares may be deposited under the Offer, provided that the Offeror will not, without the prior written consent of the Company: (a) increase the Minimum Condition, waive the Minimum Condition or decrease the Minimum Condition; (b) decrease the Offered Consideration, except as provided for in the Support Agreement; (c) change the form of the Offered Consideration (other than to add additional consideration); (d) impose additional conditions to the Offer; or (e) otherwise modify the Offer in a manner that is materially adverse to the Company or the Shareholders (it being understood that any acceleration of the Offer so long as it expires after January 3, 2007, any extension of the Offer or a permitted waiver of any conditions thereto will not be considered to be materially adverse). See Section 6 of the Circular, “Agreements Related to the Offer — Support Agreement”.

Manner of Acceptance

     A Shareholder wishing to accept the Offer must deposit the certificate(s) representing such Shareholder’s SV Shares, together with the Letter of Acceptance and Transmittal (printed on blue paper) or a manually executed facsimile thereof, properly completed and duly executed, at or prior to the Expiry Time, at any one of the offices of the Depositary specified in the Letter of Acceptance and Transmittal. Instructions are contained in the Letter of Acceptance and Transmittal which accompanies the Offer and Circular. A Shareholder wishing to accept the Offer whose SV Shares are held in the name of a nominee should request the broker, investment dealer, bank, trust company or other nominee to deposit such Shareholder’s SV Shares with the Depositary. A Shareholder wishing to accept the Offer and whose certificates are not immediately available or who cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time may accept the Offer by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

     Shareholders may also accept the Offer in Canada by following the procedures for book-based transfer, provided that a confirmation of the book-transfer of SV Shares through CDSX into the Depositary’s account at CDS is received by the Depositary at its office in Toronto prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-based transfer of SV Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of SV Shares through using the CDS book-based transfer system will constitute a valid tender under the Offer.

     Shareholders, and their respective CDS participants, who utilize CDSX to accept the Offer through a book-based transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Acceptance and Transmittal and to be bound by the terms thereof and to have acknowledged that Bidco may enforce such terms against the applicable Shareholder and CDS participant, as the case may be and therefore any book-based transfer of SV Shares into the Depositary’s account at CDS in accordance with CDS procedures will be considered a valid tender in accordance with the terms of the Offer. See Section 3 of the Offer, “Manner of Acceptance — Procedure for Book-Entry Transfer”.

     Shareholders may also accept the Offer by following the procedures established by DTC for book-entry transfer. The Depositary will establish an account with respect to the SV Shares at DTC for purposes of the Offer. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of SV Shares by causing DTC to transfer such SV Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. See Section 3 of the Offer, “Manner of Acceptance — Procedure for Book-Entry Transfer”.

     Shareholders will not be required to pay any brokerage or similar fees or commissions if they accept the Offer by using the services of the Dealer Managers or by transmitting their SV Shares directly to the Depositary.

The Holdco Alternative

     Under the Offer, the Offeror will provide qualified Shareholders who own SV Shares (or MV Shares convertible into SV Shares) the option to use a holding company alternative structure that accommodates certain Canadian income tax planning measures. See Section 3 of the Offer, “Manner of Acceptance — Procedure for Holdco Alternative”.

Withdrawal of Deposited SV Shares

     SV Shares deposited under the Offer may be withdrawn at any time if the SV Shares have not been taken up by Bidco and in the other circumstances described in Section 6 of the Offer, “Withdrawal of Deposited SV Shares”. Except as so indicated or as otherwise required by applicable Law, deposits of SV Shares are irrevocable.

Take Up and Payment for Deposited SV Shares

     The Offeror will deposit with the Depositary prior to the Expiry Time the full amount of the funds required to pay for all SV Shares deposited with the Depositary under the Offer. Upon the terms and subject to the conditions of the Offer, Bidco will take up and pay for all SV Shares validly deposited under the Offer and not withdrawn as soon as practicable, but in any event not later than three business days after the Expiry Time. Any SV Shares deposited under the Offer after the first date on which SV Shares have been taken up by Bidco will be taken up and paid for within 10 days of such deposit. See Section 7 of the Offer, “Take-Up and Payment for Deposited SV Shares”.

Stock Option Plan

     The Offer is being made only for SV Shares and is not made for any Options or other rights to acquire SV Shares. Under the Support Agreement, the Company has agreed that subject to the receipt of all Appropriate Regulatory Approvals, the Company will: (a) make such amendments to the Stock Option Plan as may be required by the Company; and (b) take all such other steps as may be necessary or desirable, to allow all Persons holding Options pursuant to the Stock Option Plan who may do so under applicable Laws to exercise their Options on an accelerated vesting basis solely for the purpose of tendering under the Offer all SV Shares issued in connection with such exercise, conditional upon the Offeror agreeing to take up such SV Shares. The Company has also agreed to cause all vested Options that have not been exercised on or prior to the Expiry Time and all Options which have not vested (or accelerated as contemplated by the Support Agreement ) on or prior to the Expiry Time to be cancelled and forfeited by the holders thereof without any compensation to the holders thereof.

Acquisition of SV Shares Not Deposited

     If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% (as required by Section 206 of the CBCA) of the outstanding SV Shares (including SV Shares issuable upon exercise of Options and conversion of all outstanding MV Shares) at the Expiry Time, the Offeror may, at its option, acquire pursuant to a Compulsory Acquisition Transaction the remainder of the SV Shares from those Shareholders who have not accepted the Offer. If that statutory right of acquisition is not available or not used by the Offeror, the Offeror has agreed under the Support Agreement to pursue other lawful means of acquiring the remaining SV Shares not tendered to the Offer. See Section 8 of the Circular, “Acquisition of SV Shares Not Deposited”.

Dividends and Distributions; Liens

     The Board of Directors declared a dividend of Cdn. $0.20 per share on each SV Share and MV Share on November 22, 2006 payable on December 20, 2006 to Shareholders of record on December 6, 2006. The terms of the Offer do not preclude Shareholders who deposit SV Shares under the Offer from receiving this dividend. See Section 10 of the Offer, “Dividends and Distributions; Liens”.

Certain Canadian Federal Income Tax Considerations

     The sale of SV Shares pursuant to the Offer will be a taxable disposition for Canadian federal income tax purposes and may give rise to tax consequences to the depositing Shareholder. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

     Shareholders should consult their own tax advisors for advice with respect to the tax consequences to them of accepting the Offer or of any Compulsory Acquisition or Subsequent Acquisition Transaction. The Canadian income tax consequences of the Holdco Alternative are not described in the Offer or the Circular, and Shareholders should consult their own tax advisors as to the tax consequences to them of utilizing the Holdco Alternative.

Depositary

     Computershare Investor Services Inc. is acting as depositary under the Offer and will receive deposits of certificates representing SV Shares and accompanying Letters of Acceptance and Transmittal at the offices specified in the Letter of Acceptance and Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its office specified in the Notice of Guaranteed Delivery. The Depositary will also facilitate book-entry transfers of SV Shares. See Section 21 of the Circular, “Financial Advisors, Depositary, Escrow Agent, Dealer Managers and Information Agent”.

Dealer Managers

     The Offeror has retained Banc of America Securities Canada Co. and Banc of America Securities LLC to serve as dealer managers for the Offer in Canada and the United States, respectively. Banc of America Securities Canada Co. may form a soliciting dealer group comprising members of the Investment Dealers Association of Canada to solicit acceptances of the Offer in Canada. In that event, the Offeror will pay customary soliciting dealer fees in connection with the tender of SV Shares. Depositing Shareholders will not be obligated to pay any fee or commission if they accept the Offer by using the services of the Dealer Managers or by transmitting their SV Shares directly to the Depositary.

Information Agent

     Georgeson is acting as information agent under the Offer. Georgeson will be responsible for providing information about the Offer to Shareholders resident in Canada and the United States. Enquiries concerning the information in this document should be directed to Georgeson’s North American toll-free number at 1-866-288-1537. See Section 21 of the Circular, “Financial Advisors, Depositary, Escrow Agent, Dealer Managers and Information Agent”.

GLOSSARY

     In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

“Acquisition Proposal” means: (a) any take-over bid, merger, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up in respect of the Company or any Subsidiary of the Company; (b) any sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition of all or a material portion of the assets of the Company or its Subsidiaries taken as a whole, whether in a single transaction or series of transactions; (c) any sale or acquisition of 20% or more of the Company’s shares of any class or rights or interests therein or thereto or a single transaction or series of transactions; (d) any similar business combination or transaction, of or involving the Company or any Subsidiary of the Company, other than with the Offeror; (e) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or any Compulsory Acquisition Transaction or Subsequent Acquisition Transaction; or (f) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than the Offeror; for the purposes of the Lock-Up Agreement, “Acquisition Proposal” also includes any proposal to acquire any Subject Shares;

“affiliate” has the meaning ascribed thereto in the Securities Act (Ontario), as amended;

“Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, stating that DTC has received an express acknowledgment from the participant in DTC depositing the SV Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Acceptance and Transmittal and that Bidco may enforce such agreement against such participant;

“allowable capital loss” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Sale Pursuant to the Offer”;

“Amended Management Agreement” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer — Management Services Agreements and Employment Agreements”;

“AMF” means the Autorité des marchés financiers (Québec);

“AMF Policy Q-27” means Policy Q-27 of the AMF, as amended;

“Appointee” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Appropriate Regulatory Approvals” means sanctions, rulings, consents, orders, exemptions, permits, licences, authorizations and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entity;

“associate” has the meaning ascribed thereto in the Securities Act (Ontario), as amended;

“Bidco” means MOS Maple Acquisition Corp., a wholly-owned indirect subsidiary of Limited Brands;

“Board of Directors” means the board of directors of La Senza;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s SV Shares into the Depositary’s account at CDS or The Depository Trust Company;

“business combination” unless otherwise defined has the meaning ascribed thereto in OSC Rule 61-501;

“Canadian GAAP” means Canadian generally accepted accounting principles as defined from time to time by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants;

“CBCA” means the Canada Business Corporations Act, as amended;

“CDS” means CDS Clearing and Depositary Services Inc.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Circular” means the take-over bid circular accompanying the Offer and forming part thereof;

“Coattail Trust Agreement” means the Trust Agreement dated June 17, 1993, among Teitelbaum Holdings Inc., Stephen Gross Holdings Inc., Irving Teitelbaum, Stephen Gross, Suzy Shier Limited and The R-M Trust Company, as amended;

“Commissioner” means either the Commissioner of Competition appointed under the Competition Act or any Person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition;

“Company” or “La Senza” means La Senza Corporation, a corporation incorporated under the federal laws of Canada;

“Company Disclosure Letter” means the disclosure letter of the Company delivered to the Offeror in confidence contemporaneously with the execution and delivery of the Support Agreement;

“Company Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be, individually or in the aggregate, material and adverse to the assets, liabilities, obligations (whether absolute, accrued or otherwise), results of operations, business, operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole, other than any change, effect, event, occurrence or state of facts relating to:

(a)	changes in general economic or political conditions or the securities markets generally;

(b)	a change in the market trading price of SV Shares in and of itself;

(c)	any generally applicable change in applicable Laws (other than orders, judgements or decrees against the Company or any of its Subsidiaries) or in Canadian GAAP;

(d)	changes affecting generally the apparel industry;

(e)	meteorological conditions, including the weather, temperature, precipitation, snow and wind prevailing in any country, region or area where the Company carries on business, or has operations or sales;

(f)	the announcement of the transactions contemplated by the Support Agreement or other communication by the Offeror of its plans or intentions with respect to any of the businesses or operations of the Company or any of its Subsidiaries;

(g)	any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(h)	changes in currency exchange rates;

(i)	any transaction undertaken by the Company at the request of the Offeror pursuant to the provisions of the Support Agreement relating to Pre-Acquisition Reorganizations; or

(j)	any of the matters listed in the applicable schedule of the Company Disclosure Letter;

provided, however, that any such change, effect, event, occurrence or state of facts described in clause (a), (c), (d), (e) or (g) above shall only be excluded from the definition of Company Material Adverse Effect if it does not primarily relate to (or have the effect of primarily relating to) the Company and its Subsidiaries taken as a whole, or disproportionately adversely affect the Company and its Subsidiaries taken as a whole, compared to other companies operating in the apparel industry;

“Company Representative” means any Subsidiary of the Company, and any officer, director, employee, representative or agent of the Company or any of its Subsidiaries, including for greater certainty any investment banker, financial advisor or legal counsel;

“Compelled Acquisition” has the meaning ascribed thereto in Section 8 of the Circular, “Acquisition of SV Shares Not Deposited — Compelled Acquisition”;

“Competition Act” means the Competition Act (Canada), as amended;

“Competition Tribunal” has the meaning ascribed thereto in the Competition Act;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 8 of the Circular, “Acquisition of SV Shares Not Deposited — Compulsory Acquisition”;

“Compulsory Acquisition Transaction” has the meaning ascribed thereto in Section 8 of the Circular, “Acquisition of SV Shares Not Deposited — Compulsory Acquisition”;

“Confidentiality Agreement” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer — Confidentiality Agreement”;

“CRA” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Dealer Managers” means, in Canada, Banc of America Securities Canada Co. and in the United States, Banc of America Securities LLC;

“Depositary” means Computershare Investor Services Inc. in its capacity as depositary under the Offer;

“Deposited Securities” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“Deposit Period” means the period commencing on the date hereof and ending at the Expiry Time;

“Dissenting Offeree” has the meaning ascribed thereto in Section 8 of the Circular, “Acquisition of SV Shares Not Deposited — Compulsory Acquisition”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“Donation Shares” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer —Lock-Up Agreement”;

“DTC” means The Depository Trust Company;

“Effective Date” means the date on which Bidco first pays for SV Shares deposited under the Offer;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

“Employment Agreements” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer — Management Services and Employment Agreements”;

“Encumbrances” means pledges, liens, charges, security interests, restrictions, hypothecs, options, title defects, or adverse claims or encumbrances of any kind whatsoever;

“Escrow Agent” means Computershare Trust Company of Canada in its capacity as escrow agent under the Escrow Agreement;

“Escrow Agreement” means the escrow agreement dated November 15, 2006, between, among others, the Offeror and the Supporting Shareholders;

“Escrow Holdco Closing” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance —Procedure for Holdco Alternative”;

“Escrowed Shares” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer —Lock-Up Agreement”;

“Executive Committee” has the meaning ascribed thereto in Section 4 of the Circular, “Background to the Offer”;

“Expiry Date” means January 12, 2007 or any other date set out in any notice of the Offeror changing the period under which SV Shares may be deposited under the Offer;

“Expiry Time” means 10:00 p.m. (Toronto time) on the Expiry Date;

“Fairness Opinion” has the meaning ascribed thereto in Section 4 of the Circular, “Background to the Offer”;

“fully-diluted basis” means, with respect to the number of MV Shares or SV Shares at any time, as the case may be, such number of outstanding MV Shares or SV Shares as would be outstanding calculated assuming that all outstanding Options and other rights to purchase MV Shares or SV Shares, if any, are exercised, but unless otherwise expressly provided in the case of SV Shares, excluding conversion of the MV Shares into SV Shares;

“Georgeson” or “Information Agent” means Georgeson Shareholder Communications Canada Inc.;

“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holdco” means a corporation that: (a) was incorporated under the laws of Canada on or after August 1, 2006; (b) at all times was a single purpose corporation that has had no business, no employees and has not held any assets other than Shares and a nominal amount of cash; (c) at all times has had no contingent or absolute liabilities or obligations whatsoever save and except to the Offeror under the terms of a Holdco Agreement or an obligation to pay a dividend to a Holdco Shareholder which obligation is extinguished at the time of closing and immaterial liabilities related to the creation of Holdco; and (d) has no liabilities whatsoever;

“Holdco Agreement” means a share purchase and sale agreement to be entered into between the Offeror, a Holdco Shareholder who elects to accept the Offer by using the Holdco Alternative and such Holdco Shareholder’s Holdco providing for, among other things, the purchase by Bidco from such Holdco Shareholder of all of such Holdco Shareholder’s Holdco Shares;

“Holdco Alternative” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Procedure for Holdco Alternative”;

“Holdco Election” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Procedure for Holdco Alternative”;

“Holdco Election Deadline” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance —Procedure for Holdco Alternative”;

“Holdco Shareholder” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Procedure for Holdco Alternative”;

“Holdco Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Procedure for Holdco Alternative”;

“Holder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Inquiry” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer — Support Agreement”;

“Initial Expiry Date” means January 12, 2007;

“Key Employees” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer —Management Services Agreements and Employment Agreements”;

“Laws” means all laws (including common law and civil law), by-laws, statutes, rules, regulations, orders, ordinances, judgments, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority, permit or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more Person, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having (or purporting to have) jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Letter of Acceptance and Transmittal” means the Letter of Acceptance and Transmittal in the form printed on blue paper accompanying the Offer and Circular;

“Limited Brands” means Limited Brands, Inc., a corporation incorporated under the Laws of the State of Delaware;

“Lock-Up Agreement” means the agreement dated November 15, 2006 between, among others, the Offeror and the Supporting Shareholders;

“Management Company” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer — Management Services Agreements and Employment Agreements”;

“Minimum Condition” has the meaning ascribed to it in Section 4 of the Offer, “Conditions of the Offer”;

“MV Shares” means the issued and outstanding multiple voting shares in the capital of La Senza;

“Non-Competition Agreement” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer — Non-Competition Agreement”;

“Non-Resident Holder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”;

“Notice of Guaranteed Delivery” means the Notice of Guaranteed Delivery in the form printed on green paper accompanying the Offer and Circular;

“Offer” means the offer to purchase the SV Shares, including SV Shares issuable upon the exercise of outstanding options and upon the conversion of outstanding MV Shares made hereby to Shareholders, the terms and conditions of which are set forth in the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery;

“Offered Consideration” means Cdn. $48.25 per SV Share to be paid in cash;

“Offeror” means, collectively, Limited Brands and Bidco;

“Offeror Notice” has the meaning ascribed thereto in Section 8 of the Circular, “Acquisition of SV Shares Not Deposited — Compulsory Acquisition”;

“Options” means the outstanding options to acquire SV Shares under the Stock Option Plan; “OSC” means the Ontario Securities Commission; “OSC Rule 61-501” means OSC Rule 61-501, as amended;

“Person” includes an individual, partnership, association, corporation, company, limited liability company, unincorporated association, unincorporated syndicate or organization, trust, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer — Support Agreement”;

“Proposed Agreement” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer — Support Agreement — Changes in Recommendation”;

“Proposed Amendments” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Purchased Securities” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Redeemable Shares” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Subsequent Acquisition Transactions”;

“Resident Holder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada”;

“Shareholders” means the holders of SV Shares and/or MV Shares, as applicable;

“Shares” means the SV Shares and/or the MV Shares, as applicable;

“Stock Option Plan” means the Amended and Restated Share Option Plan of the Company as amended on June 16, 2005;

“Subject Shares” means the Shares subject to the Lock-Up Agreement and the shares of Holdcos holding such Shares;

“Subsequent Acquisition Transaction” has the meaning ascribed in Section 8 of the Circular, “Acquisition of SV Shares Not Deposited — Subsequent Acquisition Transaction”;

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned, or publicly announced as in the process of being acquired, directly or indirectly (through one or more subsidiaries), by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means an unsolicited, bona fide Acquisition Proposal made by a third party to the Company in writing after the date hereof: (a) to purchase or otherwise acquire, directly or indirectly, by means of a take-over bid, merger, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up or similar transaction, all of the Shares; (b) that is made available to all Shareholders and offers or makes available the same consideration in form and amount per Share to be purchased or otherwise acquired; (c) that is likely to be completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (d) in respect of which any required financing to complete such Acquisition Proposal has been or is likely to be obtained; (e) that is not subject to a due diligence and/or access condition that would allow access to the books, records or personnel of the Company or its Subsidiaries beyond 5:00 p.m. on the fifth day after which access is first afforded to the third party making the Acquisition Proposal (provided that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by the Company during such five day period or thereafter); and (f) that would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by the Offeror pursuant to the Support Agreement, if applicable);

“Support Agreement” means the Support Agreement dated November 15, 2006 between the Offeror and La Senza, as amended;

“Supporting Shareholders” means together, Irving Teitelbaum (Chairman of the Board and Chief Executive Officer of La Senza), Stephen Gross (Vice-Chairman, Secretary and Treasurer of La Senza), Laurence Lewin (President and Chief Operating Officer of La Senza), Caroline Sacchetti (Executive Vice President of La Senza) and GTLSC Limited Partnership, a limited partnership formed under the laws of Québec;

“SV Shares” means the issued and outstanding subordinate voting shares in the capital of La Senza;

“Takeout Transaction” has the meaning ascribed thereto in Section 9 of the Circular, “Source of Funds”;

“taxable capital gain” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Federal Income Tax Considerations — Holders Resident in Canada — Sale Pursuant to the Offer”;

“Tax Act” means, collectively, the Income Tax Act (Canada), as amended and the Income Tax Regulations, as amended;

“Transition Date” means the earlier of: (a) the termination of the Support Agreement; and (b) the appointment or election to the Board of Directors of Persons designated by the Offeror who represent a majority of the directors of the Company;

“TSX” means the Toronto Stock Exchange; and

“Voting Trust Agreement” means the Memorandum of Agreement made and entered into as of June 17, 1993, between Irving Teitelbaum, Stephen Gross, Teitelbaum Holdings Inc., Stephen Gross Holdings Inc., Caroline Sacchetti, Laurence Lewin Holdings Inc. and Suzy Shier Limited, as amended.

OFFER

November 27, 2006

TO: THE HOLDERS OF SV SHARES OF LA SENZA CORPORATION

1. The Offer

     Bidco hereby offers to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding SV Shares, including SV Shares issuable upon the exercise of outstanding Options and upon the conversion of outstanding MV Shares, at a price of Cdn. $48.25 in cash per SV Share.

     The Offer is made only for SV Shares and is not made for any Options, MV Shares or other rights to acquire SV Shares. Any holder of such securities who wishes to accept the Offer must exercise their Options, convert their MV Shares or exercise their other rights in order to obtain certificates representing SV Shares and then deposit those SV Shares under the Offer. See “Notice to MV Shareholders” and “Notice to Option Holders” above. Any such conversion or exercise must be sufficiently in advance of the Expiry Time to ensure that SV Shares will be available for deposit at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance —Procedure for Guaranteed Delivery”.

      All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

     The accompanying Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

2. Time for Acceptance

     The Offer is open for acceptance until the Expiry Time, being 10:00 p.m. (Toronto time) on January 12, 2007, unless the Offer is extended, accelerated or withdrawn by Bidco. See Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer”.

3. Manner of Acceptance

Letters of Acceptance and Transmittal

     The Offer may be accepted by delivering to the Depositary at any of the offices listed in the Letter of Acceptance and Transmittal accompanying the Offer and Circular so as to arrive there not later than the Expiry Time:

(a)	a Letter of Acceptance and Transmittal (printed on blue paper) in the form accompanying the Offer and Circular or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Acceptance and Transmittal; and

(b)	any other document required by the instructions set out in the Letter of Acceptance and Transmittal; and

(c)	the certificate or certificates representing the SV Shares in respect of which the Offer is being accepted.

     Shareholders may also accept the Offer by following the procedures for a book-entry transfer established by CDS or DTC. Participants of CDS or DTC should contact the Depositary with respect to the deposit of their SV Shares under the Offer. CDS and DTC will be issuing instructions to its participants as to the method of depositing such SV Shares under the terms of the Offer.

     Except as otherwise provided in the instructions set out in the Letter of Acceptance and Transmittal or as may be permitted by Bidco, the signature on the Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution. If a Letter of Acceptance and Transmittal is executed by a Person other than the registered holder of the SV Shares represented by the certificate(s) deposited therewith, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

     In addition, SV Shares may be deposited in compliance with the procedures set forth below for guaranteed delivery not later than the Expiry Time.

Procedure for Guaranteed Delivery

     If a Shareholder wishes to deposit SV Shares pursuant to the Offer and the certificates representing the SV Shares are not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to the

Depositary at or prior to the Expiry Time, those SV Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer and Circular or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

(c)	the certificate(s) representing deposited SV Shares in proper form for transfer, together with a Letter of Acceptance and Transmittal in the form accompanying the Offer and Circular or a manually executed facsimile thereof, properly completed and duly executed, with any required signature guarantees and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

     The Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile to the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Acceptance and Transmittal and accompanying SV Share certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

Procedure for Book-Entry Transfer

     Canada: Shareholders may also accept the Offer in Canada by following the procedures for book-based transfer, provided that a confirmation of the book-transfer of SV Shares through CDSX into the Depositary’s account at CDS is received by the Depositary at its office in Toronto prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-based transfer of SV Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of SV Shares through using the CDS book-based transfer system will constitute a valid tender under the Offer.

     Shareholders, and their respective CDS participants, who utilize CDSX to accept the Offer through a book-based transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Acceptance and Transmittal and to be bound by the terms thereof and to have acknowledged that Bidco may enforce such terms against the applicable shareholder and CDS participant, as the case may be and therefore any book-based transfer of SV Shares into the Depositary’s account at CDS in accordance with CDS procedures will be considered a valid tender in accordance with the terms of the Offer.

     United States: Shareholders may also accept the Offer by following the procedures established by DTC for book-entry transfer. The Depositary will establish an account with respect to the SV Shares at DTC for purposes of the Offer. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of SV Shares by causing DTC to transfer such SV Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of SV Shares may be effected through book-entry transfer at DTC, either a Letter of Acceptance and Transmittal, properly completed and duly executed, together with any required signature guarantees (or an Agent’s Message in lieu of a Letter of Acceptance and Transmittal) and a Book-Entry Confirmation and any other required documents, must, in any case, be received by the Depositary, at its address listed in the Letter of Acceptance and Transmittal, no later than the Expiry Time, or the depositing Shareholder must comply with the guaranteed delivery procedure described above. Delivery of documents to DTC does not constitute delivery to the Depositary.

General

     In all cases, payment for SV Shares deposited and taken up by Bidco will be made only after timely receipt by the Depositary of the certificates representing the SV Shares (or Book-Entry Confirmation), a Letter of Acceptance and Transmittal or a manually executed facsimile thereof (or Agent’s Message in lieu thereof), if applicable, properly completed and duly executed, covering those SV Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Acceptance and Transmittal (or in the case of SV Shares deposited by book-entry transfer in the United States, an Agent’s Message), and any other required documents.

     The method of delivery of certificates representing SV Shares (including an Agent’s Message), the Letter of Acceptance and Transmittal and all other required documents is at the option and risk of the Person depositing same. The Offeror recommends that all such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

     Shareholders wishing to accept the Offer whose SV Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their SV Shares.

     All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any SV Shares deposited pursuant to the Offer will be determined by Bidco in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Bidco reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. Bidco reserves the absolute right to waive any defects or irregularities in the deposit of any SV Shares. There shall be no duty or obligation on Bidco, Limited Brands, the Dealer Managers, the Information Agent, or the Depositary or any other Person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Bidco’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be final and binding.

     The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

Dividends and Distributions

     Subject to the terms and conditions of the Offer, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to Bidco all right, title and interest in and to the SV Shares covered by the Letter of Acceptance and Transmittal (or the Agent’s Message delivered in lieu thereof) delivered to the Depositary or, in the case of SV Shares deposited through CDSX, if applicable, the SV Shares so deposited, (in either case, the “Deposited Securities”) and in and to all rights and benefits arising from such Deposited Securities including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer, other than any distribution in respect of Shares not exceeding Cdn. $0.20 per Share per fiscal quarter of the Company which is payable or distributable to the Shareholders on a record date which is prior to the date of transfer of such Shares into the name of Bidco or its nominees or transferees on the share register maintained by or on behalf of La Senza (see Section 10 of the Offer, “Dividends and Distributions; Liens”) and other than any cash dividend, distribution or payment in respect of which a reduction in the price of the Offer is made pursuant to Section 10 of the Offer, “Dividends and Distributions; Liens”, but including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

     An executed Letter of Acceptance and Transmittal (or, in the case of SV Shares deposited by book-entry transfer, the making of the book-entry transfer into the Depositary’s account at CDS or the transmission of an Agent’s Message in connection with a book-entry transfer into the Depositary’s account at DTC) irrevocably appoints, effective on and after the date that Bidco takes up and pays for the Deposited Securities covered by the Letter of Acceptance and Transmittal or deposited by book-entry transfer (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), the Depositary and any officer or director of Bidco and any other Person designated by Bidco in writing (each, an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution, of the depositing Shareholder. The Letter of Acceptance and Transmittal (or, in the case of SV Shares deposited by book-entry transfer, the making of the book-entry transfer into the Depositary’s account at CDS or the transmission of an Agent’s Message in connection with a book-entry transfer into the Depositary’s account at DTC) authorizes an Appointee, in the name and on behalf of such Shareholder: (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of La Senza; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including without limitation to vote, execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Bidco in respect of any or all Purchased Securities, revoke any such instrument, authorization or consent to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of La Senza; and (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder.

     A Shareholder accepting the Offer under the terms of the Letter of Acceptance and Transmittal (and in the case of SV Shares deposited by book-entry transfer, by the making of the book-entry transfer into the Depositary’s account at CDS or the transmission of an Agent’s Message in connection with a book-entry transfer into the Depositary’s account at DTC) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Securities or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Securities or any Distributions by or on behalf of the depositing Shareholder, unless the Deposited Securities are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of La Senza and not to exercise any of the other rights or privileges attached to the Purchased Securities, or otherwise act with respect thereto, and agrees to execute and deliver to Bidco any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents, the Person or Persons specified by Bidco as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

     A Shareholder accepting the Offer (including a Shareholder that accepts the Offer by making a book-entry transfer into the Depositary’s account at CDS or, in the case of a book-entry transfer into the Depositary’s account at DTC, who causes an Agent’s Message to be transmitted, who is deemed, in either case to have completed and submitted a Letter of Acceptance and Transmittal) covenants under the terms of the Letter of Acceptance and Transmittal to execute, upon request of Bidco, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred is irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representative, successors and assigns of such holder.

Depositing Shareholders’ Representations and Warranties

     The acceptance of the Offer pursuant to the procedures set forth above constitutes an agreement between a depositing Shareholder and Bidco in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that: (a) the Person signing the Letter of Acceptance and Transmittal or on whose behalf SV Shares have been tendered through the book-entry system, as applicable, has full power and authority to deposit, sell, assign and transfer the Deposited Securities and any Distributions being deposited to the Offer; (b) the Deposited Securities and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Securities and Distributions, to any other Person; (c) the deposit of the Deposited Securities and Distributions complies with applicable Laws; and (d) when the Deposited Securities and Distributions are taken up and paid for by Bidco, Bidco will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

Procedure for Holdco Alternative

     Any Person (a “Holdco Shareholder”) who is resident in Canada for the purposes of the Tax Act (including a Canadian partnership if all of the members of the partnership are resident in Canada) and who is the sole registered and beneficial owner, free and clear of all Encumbrances, of all the shares of a Holdco may elect in respect of all SV Shares (or MV Shares convertible into SV Shares) held by such Holdco (the “Holdco Election”), by notice in writing provided to Bidco or the Depositary at least seven business days prior to the Expiry Time (the “Holdco Election Deadline”), to have all the issued and outstanding shares of the Holdco (the “Holdco Shares”) transferred to Bidco or in exchange for the identical consideration which such Holdco would have been entitled to receive if the SV Shares held by such Holdco had been deposited directly under the Offer (a “Holdco Alternative”).

     The Holdco Alternative will only be available for a Holdco Shareholder if: (a) such Holdco Alternative is completed in accordance with applicable Laws (including Securities Laws) prior to the Expiry Time so long as Bidco, acting reasonably, agrees to such timing; (b) the entering into or implementation of the Holdco Alternative will not result in any delay in completing any Compulsory Acquisition or Subsequent Acquisition Transaction; (c) the Holdco Shareholder pays all of the reasonable out-of pocket expenses incurred by the Company in connection with the Holdco Alternative; (d) access to the books and records of Holdco has been provided at least 15 business days prior to the Expiry Time and Bidco and its counsel have completed their due diligence regarding the business and affairs of Holdco to their satisfaction, acting reasonably; and (e) the Holdco Shareholder enters into a Holdco Agreement as described below. Failure of any Holdco Shareholder to properly make a Holdco Election on or prior to the Holdco Election Deadline or to comply with any of the foregoing conditions will disentitle such Holdco Shareholder to use the Holdco Election.

     A Shareholder wishing to utilize the Holdco Alternative must be prepared to enter into a Holdco Agreement with Bidco at least three business days prior to the Expiry Time containing such representations and warranties, terms, conditions and indemnities as Bidco may reasonably request in connection therewith, and containing the requirement for the Holdco Shareholder to arrange for the provision of a legal opinion satisfactory to Bidco, acting reasonably, in connection with the purchase and sale of such Holdco Shares. The Holdco Agreement will provide that the closing of the purchase and sale of the Holdco Shares will be completed in escrow (the “Escrow Holdco Closing”) not less than three business days prior to the Expiry Time and become effective at the time at which Bidco takes up and pays for the SV Shares deposited under the Offer. At the Escrow Holdco Closing, the Holdco Shareholder will be required to deliver certificates representing the Holdco Shares as well as all other documents required to be delivered by such Holdco Shareholder pursuant to the Holdco Agreement. All documents delivered at the Escrow Holdco Closing will be held in escrow by the Escrow Agent until such time as Bidco takes up and pays for SV Shares under the Offer.

     A transfer of the Holdco Shares to Bidco in accordance with the foregoing procedures will be deemed to constitute an acceptance by the Holdco Shareholder of the Offer, and the SV Shares held by the Holdco in respect of which a Holdco Agreement has been entered into will be deemed to have been validly tendered to the Offer for all purposes of the Offer, including for purposes of determining whether the Minimum Condition has been satisfied. For purposes of this Offer and the Circular, unless the context otherwise requires, all references to the deposit or withdrawal of SV Shares pursuant to the Offer and all references to Bidco taking up and paying for any SV Shares pursuant to the Offer shall be deemed to include, respectively, the deposit or withdrawal of, and Bidco’s taking up and paying for, Holdco Shares pursuant to a Holdco Agreement.

     Any Shareholder who wishes to use the Holdco Alternative may request the form of Holdco Agreement to be entered into with Bidco from Osler, Hoskin & Harcourt LLP, counsel to Bidco, at 1000 De La Gauchetière Street West, Suite 2100, Montreal, Québec H3B 4W5, Attention: Eva Gazurek (phone (514) 904-8100; fax (514) 904-8101).

     Acceptance of the Offer through the Holdco Alternative may have income tax consequences to a particular holder of Shares that are not described herein. Shareholders wishing to avail themselves of the Holdco Alternative should consult their own tax advisors.

4. Conditions of the Offer

     Notwithstanding any other provision of the Offer, the Offeror shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any SV Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	the 4,942,569 SV Shares issuable upon the conversion of the 4,942,569 MV Shares shall have been validly deposited to the Offer by the Supporting Shareholders and not withdrawn;

(b)	there shall have been validly deposited under the Offer and not withdrawn that number of SV Shares (including SV Shares issuable upon conversion of MV Shares) that constitutes at least 66 2/3% of the issued and outstanding SV Shares on a fully-diluted basis, assuming conversion into SV Shares of all MV Shares (the “Minimum Condition”);

(c)	all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions required by Law, including those of any provincial securities authorities, stock exchanges or other securities regulatory authorities, shall have been obtained on terms satisfactory to the Offeror, acting reasonably, and:

	(i)	the applicable waiting period related to merger pre-notification under Part IX of the Competition Act shall have expired or been waived by the Commissioner and the Commissioner shall have advised (to the satisfaction of the Offeror, acting reasonably) that she does not intend to oppose the purchase of the SV Shares under the Offer (which advice shall not have been rescinded or amended) and shall not have made or threatened to make application under the Competition Act in respect of the purchase of the SV Shares under the Offer, or

	(ii)	the Commissioner shall have issued an advance ruling certificate in respect of the purchase of the SV Shares pursuant to section 102 of the Competition Act and shall not have subsequently withdrawn or purported to have withdrawn such advance ruling certificate prior to the acquisition by the Offeror of SV Shares deposited under the Offer;

(d)	no act, action, suit or proceeding shall have been threatened in writing or taken before or by any Governmental Entity or by any elected or appointed public official or any private person (including any individual, company, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law, and no Law shall have been proposed with retroactive effect, enacted, promulgated or applied, in either case:

	(i)	to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to the Offeror of the SV Shares or the right of the Offeror to own or exercise full rights of ownership of the SV Shares; or

	(ii)	which, if the Offer were consummated, would reasonably be expected to have a Company Material Adverse Effect or have a material adverse effect on the Offeror; or

	(iii)	which would prevent or materially delay the completion of the acquisition by the Offeror of the SV Shares pursuant to a Subsequent Acquisition Transaction;

(e)	there shall not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for any SV Shares deposited under the Offer or completing any Subsequent Acquisition Transaction;

(f)	the Offeror shall have determined, acting reasonably, there shall not exist or have occurred a Company Material Adverse Effect;

(g)	the Support Agreement shall not have been terminated by the Company or the Offeror in accordance with its terms;

(h)	all representations and warranties of the Company in the Support Agreement shall be true and correct as of the Expiry Time as if made at and as of such time (without giving effect to, applying or taking into consideration any materiality or Company Material Adverse Effect qualification already contained within such representation and warranty), except for any breach or failure of such representations or warranties to be true and correct that would not, individually or in the aggregate, constitute, or could reasonably be expected to result in, a Company Material Adverse Effect or prevent, restrict or materially delay the consummation of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, or if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, could reasonably be expected to have a material adverse effect on the Offeror and the Offeror shall have received, not more than seven hours before the Expiry Time, a certificate of the Company, signed by two senior officers (without personal liability), certifying the foregoing after due inquiry;

(i)	the Company shall have observed and performed its covenants and obligations in the Support Agreement (other than Article 7) in all respects to the extent that such covenants were to have been observed or performed by the Company at or prior to the Expiry Time, except for breaches that, individually or in the aggregate, do not, and could not reasonably be expected to, have a Company Material Adverse Effect or prevent, restrict or materially delay the consummation of the Offer, a Compulsory Acquisition Transaction or a Subsequent Acquisition Transaction or, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, a material adverse effect on the Offeror and the Offeror shall have received, not more than seven hours before the Expiry Time, a certificate of the Company, signed by two senior officers (without personal liability), certifying the foregoing after due inquiry;

(j)	the Company shall have observed and performed all of its covenants and obligations under Article 7 of the Support Agreement and the Offeror shall have received, not more than seven hours before the Expiry Time, a certificate of the Company, signed by two senior officers (without personal liability), certifying the foregoing after due inquiry;

(k)	all Options and other rights or entitlements granted to purchase or otherwise acquire authorized and unissued Shares shall have been exercised in full, or irrevocably released, terminated, surrendered or waived or otherwise similarly dealt with by the holders thereof on terms and conditions satisfactory to the Offeror, acting reasonably;

(l)	the Lock-Up Agreement shall have not been terminated; and

(m)	the representations and warranties of the Supporting Shareholders in the Lock-Up Agreement shall have been, at the time that the Lock-Up Agreement was entered into and at the date that the Offeror is otherwise required to take up and pay for the SV Shares, true and correct in all material respects, and all covenants and obligations of the Supporting Shareholders set out in the Lock-Up Agreement shall have been complied with in all material respects at or before the Expiry Time.

     The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, including extensions to the period during which SV Shares may be deposited under the Offer. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

     Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice, or other communication confirmed in writing by Bidco to that effect, to the Depositary at its principal office in Toronto. Forthwith after giving any such notice, Bidco will make a public announcement of such waiver or withdrawal, cause the Depositary, if required by Law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, “Notices and Delivery”, and provide a copy of the aforementioned public announcement to the TSX. If the Offer is withdrawn, Bidco shall not be obligated to take up or pay for any SV Shares deposited under the Offer, and the Depositary will promptly return all certificates representing deposited SV Shares, Letters of Acceptance and Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at Bidco’s expense. See Section 8 of the Offer, “Return of Deposited SV Shares”.

     Under the Support Agreement, the Offeror has agreed that it may not increase, waive or decrease the Minimum Condition without the consent of the Company.

5. Extension, Acceleration and Variation of the Offer

     The Offer is open for acceptance until the Expiry Time unless the Offer is extended, accelerated or withdrawn by Bidco.

     Bidco expressly reserves the right, in its sole discretion, at any time and from time to time during the Deposit Period or at any other time if permitted by Law, to extend or accelerate the Deposit Period or to vary the Offer, in accordance with applicable Laws, by giving written notice, or other communication confirmed in writing, of such extension, acceleration or variation to the Depositary at its principal office in Toronto, and by causing the Depositary as soon as practicable thereafter to communicate such notice to all Shareholders whose SV Shares have not been taken up prior to the extension or variation in the manner set forth in Section 11 of the Offer, “Notices and Delivery”.

     Under the Support Agreement, the Offeror has agreed that it will not without the prior consent of La Senza: (a) increase the Minimum Condition, waive the Minimum Condition or decrease the Minimum Condition; (b) decrease the Offered Consideration, except as provided in the Support Agreement; (c) change the form of the Offered Consideration (other than to add additional consideration); (d) impose additional conditions to the Offer; or (e) otherwise modify the Offer in a manner that is materially adverse to La Senza or the Shareholders (it being understood that any acceleration of the Offer so long as it expires after January 3, 2007, any extension of the Offer or a permitted waiver of any conditions thereto will not be considered to be materially adverse).

     Bidco will as soon as practicable after giving notice of an extension, acceleration or variation to the Depositary make a public announcement of the extension, acceleration or variation and provide a copy of the notice to the TSX. Any notice of extension, acceleration or variation will be deemed to have been given and be effective at the time on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto. Notwithstanding the foregoing, the Offer may not be extended by Bidco if all of the terms and conditions of the Offer, except those waived by Bidco, have been fulfilled or complied with, unless Bidco first takes up all SV Shares validly deposited under the Offer and not withdrawn.

     Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of condition of the Offer), the Deposit Period will not end before 10 days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

     If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Bidco or of an affiliate of Bidco), Bidco will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer, “Notices and Delivery”, to all holders of SV Shares whose SV Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable Law. Bidco will as soon as practicable after giving notice of a change in information to the Depositary make a public announcement of the change in information and provide a copy of the public announcement to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

     During any such extension or in the event of any such variation or change in information, all SV Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by Bidco in accordance with the terms of the Offer, subject to Section 6 of the Offer, “Withdrawal of Deposited SV Shares”. An extension of the Deposit Period, a variation of the Offer or a change to information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”.

     If the consideration being offered for the SV Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose SV Shares are taken up under the Offer without regard to when such SV Shares are taken up by Bidco.

6. Withdrawal of Deposited SV Shares

     Except as otherwise stated in this Section 6, all deposits of SV Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any SV Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the SV Shares have been taken up by Bidco pursuant to the Offer;

(b)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as amended from time to time, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Bidco or of an affiliate of Bidco) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the SV Shares pursuant to the Offer where the time for deposit is not extended for a period greater than 10 days or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated, but only if such deposited SV Shares have not been taken up by Bidco at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

(c)	at any time after three business days from the date Bidco takes up the SV Shares, if such SV Shares have not been paid for by Bidco.

     If Bidco waives any terms or conditions of the Offer and extends the Offer in circumstances in which the rights of withdrawal set forth in Section 6(b) above are applicable, the Offer shall be extended without Bidco first taking up the SV Shares which are subject to the rights of withdrawal.

     Withdrawals of SV Shares deposited to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be received by the Depositary at the place of deposit of the applicable SV Shares within the time limits indicated above. Notice of withdrawal must: (a) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; and (b) specify such person’s name, the number of SV Shares to be withdrawn and the name of the registered holder. The relevant Shareholder will have the right to obtain physical possession of the certificates representing the SV Shares so withdrawn if the notice of withdrawal received by the Depositary also meets the following requirements: (i) it must be signed by or on behalf of the Person who signed the Letter of Acceptance and Transmittal (if applicable) accompanying (or Notice of Guaranteed Delivery in respect of) the SV Shares which are to be withdrawn; and (ii) it must specify the certificate number shown on each certificate representing the SV Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Acceptance and Transmittal (as described in the instructions set out therein), except in the case of SV Shares deposited for the account of an Eligible Institution.

     If securities have been deposited pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Book-Entry Transfer”, such notice of withdrawal must also specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn SV Shares, be signed by or on behalf of the Person who signed (or was deemed to have signed) the Letter of Acceptance and Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the SV Shares that are to be withdrawn, if any, and must otherwise comply with the procedures of CDS and DTC, as applicable. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. None of Bidco, Limited Brands, the Depositary or the Dealer Managers or any member of any soliciting dealer group formed by the Dealer Managers or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

     Withdrawals may not be rescinded and any SV Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn SV Shares may be re-deposited at any time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

     In addition to the foregoing rights of withdrawal, holders of SV Shares in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 23 of the Circular, “Offerees’ Statutory Rights”.

     All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by Bidco in its sole discretion, and such determination will be final and binding.

7. Take Up and Payment for Deposited SV Shares

     The Offeror will deposit with the Depositary prior to the Expiry Time the full amount of the funds required to pay for all SV Shares deposited with the Depositary under the Offer. Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 4 of the Offer, “Conditions of the Offer”), Bidco will take up and pay for SV Shares validly deposited under the Offer and not withdrawn pursuant to Section 6 of the Offer, “Withdrawal of Deposited SV Shares”, as soon as practicable, but in any event not later than three business days after the Expiry Date. Any SV Shares deposited under the Offer after the first date on which SV Shares have been taken up by the Offeror will be taken up and paid for within 10 days of such deposit.

     Subject to applicable Law, Bidco expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any SV Shares or to terminate the Offer and not take up or pay for any Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived by the Offeror, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto. Bidco also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for SV Shares in order to comply, in whole or in part, with any applicable Laws. Bidco will not, however, take up and pay for any SV Shares deposited under the Offer unless it simultaneously takes up and pays for all SV Shares then validly deposited under the Offer and not withdrawn.

     Bidco will be deemed to have taken up SV Shares validly deposited under the Offer and not withdrawn as, if and when Bidco gives written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto to that effect.

     Bidco will pay for SV Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders.

Under no circumstances will interest accrue or be paid by Bidco or the Depositary to persons depositing SV Shares on the purchase price of SV Shares purchased by Bidco, regardless of any delay in making such payment. The Depositary will act as the agent of Persons who have deposited SV Shares in acceptance of the Offer for the purposes of receiving payment from Bidco and transmitting payment to such persons, and receipt of payment by the Depositary shall be deemed to constitute receipt thereof by Persons depositing SV Shares.

     Settlement will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of Cdn. $25 million, which will be made by wire transfer) payable in Canadian funds in the amount to which the person depositing SV Shares is entitled. Unless otherwise directed in the Letter of Acceptance and Transmittal, the cheque will be issued in the name of the registered holder of deposited SV Shares. Unless the Person depositing SV Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Acceptance and Transmittal, cheques will be forwarded by first class mail, postage prepaid, to such Person at the address specified in the Letter of Acceptance and Transmittal. If no address is specified, a cheque payable in respect of registered SV Shares will be forwarded to the address of the holder as shown on the share register maintained by or on behalf of La Senza. Cheques mailed in accordance with the paragraph will be deemed to have been delivered at the time of mailing.

     Depositing Shareholders will not be obligated to pay any brokerage fee or similar fee or commission if they accept the Offer by using the services of the Dealer Managers or by transmitting their SV Shares directly to the Depositary.

8. Return of Deposited SV Shares

     If any deposited SV Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted for more SV Shares than are deposited, certificates for SV Shares that are not purchased will be returned at Bidco’s expense as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, as the case may be, by either: (a) sending certificates representing SV Shares not purchased by first class mail in the name of and to the address specified by the Shareholder in the Letter of Acceptance and Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of La Senza; or (b) in the case of SV Shares deposited by book-entry transfer into the Depositary’s account at DTC or CDS pursuant to the procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Book-Entry Transfer”, such SV Shares will be credited to the depositing holder’s account maintained with DTC or CDS, as applicable.

9. Mail Service Interruption

     Notwithstanding the provisions of the Offer, the Circular, the Letter of Acceptance and Transmittal or the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if Bidco determines that delivery thereof by mail may be delayed. Persons entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for SV Shares were delivered until such time as Bidco has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any determination not to mail under this Section 9 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, “Notices and Delivery”. Notwithstanding Section 7 of the Offer, “Take Up and Payment for Deposited SV Shares”, cheques, certificates or other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been mailed on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

10. Dividends and Distributions; Liens

     If, on or after the date hereof, La Senza should: (a) divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization; or (b) issue, grant or sell any Shares, Options, other securities, calls, conversion privileges or rights of any kind to acquire any Shares or other securities (other than pursuant to the exercise of existing Options issued under the Stock Option Plan); or (c) disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it deems appropriate to the purchase price or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

     SV Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by Bidco free and clear of all liens, hypothecs, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation except as specified below, the right to any and all dividends, distributions, payments, securities, rights, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the SV Shares.

     If, on or after the date hereof, La Senza should declare, make or pay any distribution in respect of Shares in excess of Cdn. $0.20 per Share per fiscal quarter of the Company which is payable or distributable to the Shareholders on a record date which is prior to the date of transfer of such Shares into the name of the Offeror or its nominees or transferees on the share register maintained by or on behalf of La Senza, then without prejudice to the Offeror’s rights under Section 4 of the Offer, “Conditions of the Offer”, in the case of any cash dividend, distribution or payment, the cash consideration payable per Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment or in the case of any other distribution, the whole of any such distribution will, pursuant to the terms of the Offer and the Letter of Acceptance and Transmittal, be received and held by the depositing Shareholder for the account of and for the benefit of Bidco and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Bidco, accompanied by appropriate documentation of transfer. Pending such remittance, Bidco will be entitled to all rights and privileges as owner of any such distribution and may withhold the entire purchase price payable by Bidco pursuant to the Offer or deduct from the purchase price payable by Bidco pursuant to the Offer the amount or value of the distribution, as determined by Bidco in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

     The Board of Directors declared a dividend of Cdn. $0.20 per share on each SV Share and MV Share on November 22, 2006 payable on December 20, 2006 to Shareholders of record on December 6, 2006. The terms of the Offer do not preclude Shareholders who deposit SV Shares under the Offer from receiving this dividend. See Section 10 of the Offer, “Dividends and Distributions; Liens”.

11. Notices and Delivery

     Without limiting any other lawful means of giving notice, any notice to be given by Bidco to the Depositary pursuant to the Offer will be deemed to have been properly given to holders of registered SV Shares if it is in writing and is mailed by first class mail, postage prepaid, to registered Shareholders at their respective addresses as shown on the share register maintained by or on behalf of La Senza in respect of the SV Shares and will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada or in the United States following mailing. In the event of any interruption of or delay in mail service in Canada or the United States following mailing, Bidco intends to make reasonable efforts to disseminate notice by other means, such as publication. Except as otherwise required or permitted by Law, if post offices in Canada are not open for the deposit of mail, any notice which Bidco or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is: (a) given to the TSX for dissemination through its facilities; (b) published once in the National Edition of The Globe and Mail or The National Post, as well as in La Presse; or (c) given to the Canada News Wire Service (in French and English).

     The Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be mailed to registered holders of SV Shares (and to registered holders of securities exercisable for or convertible into SV Shares) or made in such other manner as is permitted by applicable regulatory authorities and Bidco will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of SV Shares (and securities exercisable for or convertible into SV Shares) when such list or listing is received.

     Whenever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Acceptance and Transmittal or Notice of Guaranteed Delivery, as applicable. Whenever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Acceptance and Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Market Purchases

     The Offeror does not intend to purchase SV Shares in the market during the Deposit Period.

13. Other Terms of the Offer

     Bidco reserves the right to transfer to one or more of its affiliates the right to purchase all or any portion of the SV Shares deposited to the Offer, but any such transfer will not relieve Bidco of its obligations under the Offer and will in no way prejudice the rights of persons depositing SV Shares to receive payment for SV Shares validly deposited and accepted for payment pursuant to the Offer.

     No broker, dealer or other Person (including the Depositary, the Information Agent, the Dealer Managers or any member of any soliciting dealer group that may be formed by the Dealer Managers) has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, investment dealer or other person shall be deemed to be the agent of the Offeror or any of its affiliates, the Depositary, the Information Agent, the Dealer Managers or any member of any soliciting dealer group that may be formed by the Dealer Managers for the purposes of the Offer.

     The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

     The Offer is not being made to (nor will deposits of SV Shares be accepted from or on behalf of) holders of SV Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Bidco may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of SV Shares in any such jurisdiction.

     Bidco, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the Offer, the Circular, the Letter of Acceptance and Transmittal, and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of SV Shares.

     The provisions of the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, form part of the terms and conditions of the Offer.

     The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

DATED: NOVEMBER 27, 2006	MOS MAPLE ACQUISITION CORP.

	By:	(Signed) “Timothy J. Faber”

President and Chief Executive Officer

CIRCULAR

     This Circular is furnished in connection with the Offer dated November 27, 2006 by the Offeror to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding SV Shares (including SV Shares issuable upon the exercise of outstanding Options and upon the conversion of outstanding MV Shares) at a price of Cdn. $48.25 in cash per SV Share. The terms and provisions of the Offer, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. Defined terms used in the Offer are used in this Circular with the same meaning unless the context otherwise requires.

     The information concerning La Senza contained in the Offer and this Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources, unless otherwise indicated, and has not been independently verified by Bidco or Limited Brands. Although neither Bidco nor Limited Brands has any knowledge that would indicate that any statements contained herein relating to La Senza taken from or based upon such documents and records are inaccurate or incomplete, neither Bidco nor Limited Brands nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of the information relating to La Senza taken from or based upon such documents and records, or for any failure by La Senza to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Bidco or Limited Brands.

     All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

1. Bidco and Limited Brands

Bidco

     Bidco was incorporated under the Nova Scotia Companies Act on November 14, 2006 and is an indirect wholly-owned subsidiary of Limited Brands. Bidco carries on no business other than in respect of the Offer. The registered office of Bidco is located at Suite 800-1959 Upper Water Street, Halifax, Nova Scotia B3J 2Z2.

Limited Brands

     Limited Brands is a corporation organized under the Laws of Delaware, with its principal office at Three Limited Parkway, Columbus, Ohio 43230. Limited Brands sells women’s intimate apparel, personal care and beauty products and women’s and men’s apparel through its primarily mall-based retail stores and through direct response channels, such as catalogues and e-commerce. Limited Brands conducts its business in three primary segments, including the Victoria’s Secret segment which derives its revenues from sales of women’s intimate and other apparel, beauty products and accessories marketed primarily under the Victoria’s Secret brand name. Shares of Limited Brands’ common stock trade on the New York Stock Exchange under the symbol “LTD”.

2. La Senza

     La Senza is a global specialty retailer offering fashionable lingerie and sleepwear. As at November 15, 2006, La Senza owned and operated 318 La Senza Lingerie, La Senza Express and La Senza Girl stores throughout Canada. In addition as at November 15, 2006 a further 327 La Senza and La Senza Girl stores were operated in 34 other countries through corporate licensing and co-operation agreements. La Senza also has a web-based store offering La Senza collections.

     La Senza was incorporated under the CBCA on May 5, 1982 under the name Suzy Shier Inc. La Senza’s articles have been amended several times to effect changes to its corporate name, its authorized capital and other provisions. On June 18, 2001, the name of the Company was changed to La Senza Corporation. The registered office of La Senza is located at 5401 Eglinton Avenue West, Suite 107, Etobicoke, Ontario M9C 5K6 and its principal executive offices are located at 1608 St. Regis Blvd., Dorval, Québec H9P 1H6.

     For the year ended January 28, 2006, La Senza reported sales of Cdn. $410.9 million and net earnings of Cdn. $17.7 million. As at January 28, 2006, total shareholder equity was Cdn. $143.2 million.

3. Authorized and Outstanding Capital

     La Senza has represented to the Offeror that the authorized share capital of La Senza consists of an unlimited number of SV Shares, an unlimited number of MV Shares, an unlimited number of first preferred shares, issuable in series, an unlimited number of second preferred shares, issuable in series, and an unlimited number of third preferred shares, issuable in series. La Senza has also represented to the Offeror that, as at November 10, 2006, 8,950,116 SV Shares and 4,942,569 MV Shares and no other shares in the capital of the Company were issued and outstanding. In addition, La Senza has represented to the Offeror that, as at November 15, 2006, there were outstanding Options providing for the issuance of an aggregate of 818,350 SV Shares upon the exercise thereof and that except for such Options, there are no Options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of the Company or any of its Subsidiaries to issue or sell any shares of the Company or of any of its Subsidiaries. The SV Shares are listed and posted for trading on the TSX under the symbol “LSZ”.

4. Background to the Offer

     In the Spring of 2004, representatives of Limited Brands and Mr. Irving Teitelbaum held preliminary discussions regarding the possibility of the sale of all of Mr. Teitelbaum’s Shares in La Senza, as well as Mr. Stephen Gross and Mr. Laurence Lewin’s Shares in La Senza. Based on these discussions, Limited Brands, Mr. Teitelbaum, Mr. Gross and Mr. Lewin each determined that it would not be in their interest to pursue a transaction at that time.

     In early 2006, as a result of its continuing strategic review, Limited Brands determined that it would be interested in revisiting a potential acquisition of all of Mr. Teitelbaum’s, Mr. Gross’ and Mr. Lewin’s Shares in La Senza along with the acquisition of all other issued and outstanding La Senza Shares. In light of this determination, in the early Summer of 2006, Len Schlesinger, Vice Chairman and Chief Operating Officer, Limited Brands, contacted Mr. Teitelbaum. Informal discussions regarding a potential transaction were held between Mr. Schlesinger and Mr. Teitelbaum over the course of the Summer of 2006, including in-person meetings between them in Montreal. These discussions included, among other things, whether Limited Brands would be prepared to make an offer for the Shares at a price at which Mr. Teitelbaum, Mr. Gross and Mr. Lewin would be prepared to accept based on their perspective of La Senza’s value. Limited Brands asked its financial advisors at Banc of America Securities LLC and Financo, Inc. to commence developing preliminary valuation analyses, based on available public data and preliminary financial, operating and other assumptions made by Limited Brands with respect to La Senza’s future performance. On August 8, 2006, Mr. Schlesinger indicated to Mr. Teitelbaum that, based on such assumptions, Limited Brands would be prepared to pay a price for the Shares somewhere in the range of Cdn. $30 to $40 per share. Mr. Teitelbaum indicated that he, Mr. Gross and Mr. Lewin were not interested in selling their Shares in this price range because it did not properly reflect their assessment of La Senza’s value.

     Discussions between Mr. Schlesinger and Mr. Teitelbaum relating to a possible transaction intensified over the course of September of 2006, and they began discussing in greater detail the parameters of a possible offer by Limited Brands to acquire the Shares of Mr. Teitelbaum, Mr. Gross and Mr. Lewin, subject to approval of the Board of Directors and assuming that Limited Brands also offered to acquire all of the other issued and outstanding Shares. Following further consultation with Limited Brands’ financial and legal advisors and with the Limited Brands’ Board of Directors, on September 28, 2006, Mr. Schlesinger confirmed to Mr. Teitelbaum that Limited Brands might be prepared to pay Cdn. $45 to Cdn. $48 per Share, based on certain assumptions and subject to the conditions that Mr. Teitelbaum and Mr. Gross execute firm lock-up agreements and that La Senza execute a support agreement in customary form. In addition, Limited Brands specified that any transaction would be subject to the negotiation and finalization of definitive documentation mutually satisfactory to Limited Brands and La Senza, the completion by Limited Brands of satisfactory due diligence review and board approvals of each of Limited Brands and La Senza. Mr. Teitelbaum indicated that he would consider the position outlined by Limited Brands and subsequently advised Limited Brands that he would not be prepared to accept an offer for less than Cdn. $47.75 per Share. Following further discussions between Mr. Schlesinger and Mr. Teitelbaum, Mr. Schlesinger indicated that Limited Brands might be prepared to pay Cdn. $47.75, if its financial, operating and other assumptions could be confirmed through due diligence review. Mr. Teitelbaum confirmed that he would be prepared to pursue discussions in more specific detail to sell his Shares and in furtherance of a potential transaction involving the acquisition by Limited Brands of all outstanding Shares of La Senza.

     In that connection, on October 12, 2006, Osler, Hoskin & Harcourt LLP, legal counsel to Limited Brands provided Stikeman Elliott LLP, legal counsel, to the Supporting Shareholders and the Company, with a draft Lock-Up Agreement and a draft Support Agreement. Between that time and October 29, 2006, Osler, Hoskin & Harcourt LLP and Stikeman Elliott LLP commenced negotiation of the Lock-Up Agreement to determine whether they expected to be able to come to agreement on the general terms pursuant to which Mr. Teitelbaum, Mr. Gross and Mr. Lewin would be prepared to sell their Shares in furtherance of a transaction between the two companies. Stikeman Elliot LLP also provided comments on the Support Agreement. On October 13, 2006, Davies Ward Phillips & Vineberg LLP, legal counsel to the Company, was provided with drafts of the Lock-Up Agreement and the Support Agreement and also participated in a number of discussions and provided comments on the agreements on the understanding that these were subject to any further comments and requirements that the Board of Directors of La Senza may have. In addition, Limited Brands was advised that Irving Teitelbaum informally advised individual board members of the Board of Directors of a potential transaction.

     On October 27, 2006, Limited Brands was advised that the Board of Directors had been formally informed by Mr. Teitelbaum of the potential transaction with Limited Brands at a proposed price of Cdn. $47.75 per Share and that Mr. Teitelbaum had advised that Board at such time that he, Mr. Gross and Mr. Lewin would be prepared to enter into a hard lock-up agreement with the Offeror and that the transaction with Limited Brands was the only transaction that he, Mr. Gross and Mr. Lewin were willing to pursue. In addition, Limited Brands was advised that at this meeting the Board of Directors had resolved that: (a) Scotia Capital Inc. be engaged to provide the Fairness Opinion and (b) Davies Ward Phillips & Vineberg LLP be formally retained as legal counsel to La Senza in connection with the transaction. In addition, Limited Brands was advised that Stikeman Elliott LLP had been retained to act for La Senza in respect of certain matters. Limited Brands was also informed that the Board of Directors had resolved that, on the condition that Limited Brands was prepared to increase the proposed price to Cdn. $48.25 per Share and agree that no termination or “break fee” would be payable in respect of the Offer, La Senza would be prepared to enter into the Confidentiality Agreement and other related confidentiality agreements pursuant to which Limited Brands and its advisors would be granted access to certain confidential information relating to La Senza to allow for Limited Brands to conduct a due diligence review. Limited Brands subsequently confirmed that it was prepared to agree to the increased Share price of Cdn. $48.25 and to proceed on the basis it would not be entitled to a termination or “break fee” in connection with the transaction.

     On October 31, 2006, Limited Brands and La Senza entered into a Confidentiality Agreement which contained customary confidentiality, standstill and exclusivity provisions. On November 1, 2006 each of Mr. Teitelbaum, Mr. Gross, and Mr. Lewin each entered into an agreement containing exclusivity provisions substantially the same as those contained in the Confidentiality Agreement. From November 1, 2006 to November 14, 2006, Limited Brands and its advisors conducted due diligence investigations on La Senza. During this period, Limited Brands and its legal counsel had various discussions and meetings with La Senza and its legal counsel to review, negotiate and seek to finalize the terms of the Support Agreement and other related matters. As well, Limited Brands and its legal counsel had various discussions and meetings with the Supporting Shareholders and their legal counsel to negotiate and finalize the terms of the Lock-Up Agreements and the Amended Management Agreements.

     On November 9 and 10, 2006, the board of directors of Limited Brands reviewed the proposed transaction and, on November 10, it affirmed its support for the transaction and delegated the final approval of the Support Agreement, the Lock-Up Agreement, the Circular and other related transaction matters, subject to the satisfactory completion of Limited Brands’ due diligence review, to an Executive Committee of the board of directors of Limited Brands, consisting of Mr. Les Wexner, Chairman and Chief Executive Officer and Mr. Allan Tessler, Lead Director and Chairman of the Governance and Finance Committees of the board of Limited Brands.

     On November 10, 2006, a committee of independent directors of La Senza was established to make certain determinations under OSC Rule 61-501 in respect of the Amended Management Agreements. This independent committee met on November 13, 14 and 15, 2006. Limited Brands was advised that, at the meeting on November 15, 2006, the independent committee met and determined, acting in good faith, that the value of the benefit that Mr. Teitelbaum, Mr. Gross and Mr. Lewin would each receive under the Amended Management Agreements, net of any offsetting costs, would represent less than 5% of the value of the consideration that each expects he will be beneficially entitled to receive, directly or indirectly, under the Offer.

     On November 15, 2006, the Executive Committee of the board of directors of Limited Brands passed a resolution approving the transaction and authorizing Limited Brands to enter into the Support Agreement and Lock-Up Agreement. On November 15, 2006, the Board of Directors of La Senza, having received the fairness opinion (“Fairness Opinion”) of Scotia Capital Inc., approved the Support Agreement and the making of a recommendation that Shareholders (other than the Supporting Shareholders, for which no recommendation is made) accept and deposit their Shares to the Offer. Immediately following such meeting, the Lock-Up Agreement and the Support Agreement were executed and the Offer was publicly announced.

5. Stock Option Plan

     The Offer is being made only for SV Shares and is not made for any Options or other rights to acquire SV Shares. Under the Support Agreement, the Company has agreed that subject to the receipt of all Appropriate Regulatory Approvals, the Company will: (a) make such amendments to the Stock Option Plan as may be required by the Company and; (b) take all such other steps as may be necessary or desirable, to allow all Persons holding Options pursuant to the

Stock Option Plan who may do so under applicable Laws to exercise their Options on an accelerated vesting basis solely for the purpose of tendering under the Offer all SV Shares issued in connection with such exercise, conditional upon the Offeror agreeing to take up such SV Shares. The Company has also agreed to cause all vested Options that have not been exercised on or prior to the Expiry Time and all Options which have not vested (or accelerated as contemplated by the Support Agreement) on or prior to the Expiry Time to be cancelled and forfeited by the holders thereof without any compensation to the holders thereof.

6. Agreements Related to the Offer

Confidentiality Agreement

     On October 31, 2006, Limited Brands and La Senza executed a confidentiality and standstill agreement (the “Confidentiality Agreement”). The Confidentiality Agreement contains customary provisions including provisions whereby: (a) Limited Brands agreed to keep confidential for a period of two years from the date of the Confidentiality Agreement the confidential information it received from La Senza; (b) La Senza agreed to negotiate with Limited Brands on an exclusive basis until December 8, 2006; and (c) Limited Brands agreed to certain standstill provisions which terminated upon the entry into of the Support Agreement and to certain non-solicitation provisions which last for one year following the date of the Confidentiality Agreement.

Exclusivity Agreement

     On November 1, 2006, each of Mr. Teitelbaum, Mr. Gross and Mr. Lewin entered into an exclusivity agreement with Limited Brands. The exclusivity agreement contains exclusivity provisions which are substantially the same as the exclusivity provisions in the Confidentiality Agreement.

Lock-Up Agreement

     On November 15, 2006, the Offeror entered into the Lock-Up Agreement with the Supporting Shareholders, among others. The Lock-Up Agreement was also executed by certain family members of the Supporting Shareholders and by certain holding companies of the Supporting Shareholders holding the shares of La Senza. The Supporting Shareholders represented to the Offeror that, collectively, as at November 15, 2006, they were the direct or indirect beneficial owners of an aggregate of 4,942,569 MV Shares (100% of the MV Shares, which upon conversion represent 4,942,569 SV Shares), 1,835,316 SV Shares, and Options to purchase 352,400 SV Shares. These shares represent 7,130,285 SV Shares in the aggregate, or approximately 48% of the issued and outstanding SV Shares on a fully-diluted basis (assuming conversion into SV Shares of all MV Shares).

     The following is a summary of the principal terms of the Lock-Up Agreement.

     Agreement to Make the Offer: The Offeror agreed to make the Offer within the time period and upon and subject to the terms and conditions set out in the Support Agreement and to use commercially reasonable efforts to complete the Offer.

     Agreement to Tender: The Supporting Shareholders agreed to irrevocably accept the Offer and to deposit or cause to be deposited under the Offer all SV Shares which they own or over which they exercise direction or control, including SV Shares issuable upon the exercise of Options held by them and SV Shares issuable upon conversion of MV Shares held by them, or, under the Holdco Alternative, the shares of Holdcos holding such shares.

     Competing Offer: The Supporting Shareholders are not permitted under the terms of the Lock-Up Agreement to deposit the Subject Shares to a competing offer.

     Donation Shares: Provided that the Offeror is satisfied, acting reasonably, that any such gift will not adversely affect the Offeror in connection with the Offer, or the completion of the Offer or the Offeror’s ability to acquire SV Shares pursuant to the Offer, Irving Teitelbaum is permitted to donate to a registered charity up to a maximum of 375,000 SV Shares and Stephen Gross is permitted to donate to a registered charity up to a maximum of 208,000 SV Shares (collectively the “Donation Shares”) out of the SV Shares that are subject to the Lock-Up Agreement.

     Escrow Arrangements: The Supporting Shareholders agreed to deposit into escrow with the Escrow Agent, promptly following the execution of the Lock-Up Agreement, share certificates representing, in aggregate: (a) 4,942,569 MV Shares (representing 100% of the issued and outstanding MV Shares); (b) 1,247,316 SV Shares; and (c) the shares of the Holdcos holding such shares, (collectively the “Escrowed Shares”). The Escrowed Shares are to be held and released by the Escrow Agent pursuant to the Escrow Agreement. See “— Escrow Agreement.”

     Holdco Alternative: The Offeror agreed to allow the Supporting Shareholders to make the Holdco Elections, subject to and in accordance with the terms and conditions set out in the Support Agreement, in respect of the SV Shares subject to the Lock-Up Agreement provided that the Supporting Shareholders made such elections and entered into a Holdco Agreement promptly following execution of the Lock-Up Agreement and deposited into escrow with the Escrow Agent all documentation required in connection with such Holdco Alternative along with the certificates for the Escrowed Shares.

     Covenants of the Supporting Shareholders: Each Supporting Shareholder agreed, among other things, that it will (a) immediately terminate any existing discussions with parties (other than the Offeror) with respect to any Acquisition Proposal, and will not, make or solicit proposals or offers from any Person whatsoever (including any of its officers or employees) relating to any Acquisition Proposal, enter into any agreement related to any Acquisition Proposal, furnish to any Person any information with respect to, or otherwise cooperate in any way with, or otherwise assist or participate in, facilitate or encourage, any effort or attempt by any Person other than the Offeror or its affiliates to do or seek to do any of the foregoing; (b) not enter into any transaction reasonably similar to the Offer; (c) not take any action of any kind which would cause its representations or warranties in the Lock-Up Agreement to become untrue or which may in any way adversely affect the success of the Offer or the purchase of any Shares under the Offer or the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; (d) not sell, transfer, pledge, encumber or otherwise convey or grant an option in any way over any Subject Shares (or enter into any agreement or commitment to do any of the foregoing) or modify its right to vote any Subject Shares, except as provided in the Lock-Up Agreement; (e) promptly notify the Offeror in any event within 24 hours of receiving any Acquisition Proposal, or becoming aware of any bona fide inquiry, proposal, discussions or negotiation with respect to any Acquisition Proposal; (f) not release or permit the release of any third party from or waive any confidentiality, non-solicitation or standstill agreement to which such Supporting Shareholder and such third party are parties; (g) take all such steps as are required to ensure that at the time at which the Supporting Shareholder tenders the Subject Shares to the Offer or deposits such Shares in escrow and at the time the Offeror becomes entitled to take up and pay for the Subject Shares, the Subject Shares will be owned beneficially by such Supporting Shareholder directly or indirectly through a Holdco with a good and marketable title; (h) use its reasonable efforts in its capacity as a Shareholder to complete the Offer and the other transactions contemplated by the Support Agreement and the Lock-Up Agreement; (i) not grant or agree to grant any proxy or other right to the Subject Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Shareholders of the Company or give consents or approval of any kind as to the Subject Shares; (j) not convert any MV Shares to SV Shares or take any action of any kind, directly or indirectly, which would contravene with the Coattail Trust Agreement or the Voting Trust Agreement; (k) not vote or cause to be voted any of the Subject Shares in respect of any proposed action by the Company or its Shareholders or affiliates or any other Person in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Offer; (l) exercise the voting rights attached to the Subject Shares and otherwise use its reasonable efforts in its capacity as a security holder to oppose any proposed action by the Company, its shareholders, its Subsidiaries or any other Person in respect of any Acquisition Proposal; (m) not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Subject Shares pursuant to the Lock-Up Agreement by the sale of any shares in any direct or indirect holding company or interest in a partnership or the granting of a proxy on the shares of any direct or indirect holding company and which would have, indirectly, any effect prohibited by the Lock-Up Agreement; and (n) not purchase or enter into any agreement or right to purchase any additional Shares or any other securities of the Company (except SV Shares issuable on the exercise of outstanding Options and on conversion of the issued and outstanding MV Shares).

     Representations and Warranties of the Supporting Shareholders: The Lock-Up Agreement contains customary representations and warranties of the Supporting Shareholders including, without limitation, representations and warranties as to: (a) sole right to sell and ownership of the Subject Shares, free and clear of encumbrances; (b) absence of any breach; (c) absence of required consent; (d) authority, execution, delivery and enforceability of the Lock-Up Agreement; (e) absence of claims against the Supporting Shareholder; and (f) the residency of the Supporting Shareholders.

     Representations and Warranties of the Offeror: The Lock-Up Agreement also contains customary representations and warranties of the Offeror including, without limitation, representations and warranties as to: (a) due incorporation and existence of Limited Brands and Bidco; (b) authority, execution, delivery and enforceability of the Lock-Up Agreement; (c) absence of any conflict or breach; and (d) availability to the Offeror of sufficient funds or adequate arrangements for financing in place to satisfy the Offered Consideration.

     Termination of the Lock-Up Agreement: The Lock-Up Agreement may be terminated by either party upon written notice if the SV Shares have not been taken up and paid for by the Offeror by June 30, 2007. The Lock-Up Agreement may also be terminated earlier by the Offeror upon written notice if: (a) the Support Agreement is terminated for any reason; (b) any of the Supporting Shareholders is in material default of any covenant or obligation under the Lock-Up Agreement or if any representation or warranty of any of the Supporting Shareholders under the Lock-Up Agreement shall have been or subsequently becomes untrue or incorrect in any material respect.

     The Lock-Up Agreement may be terminated earlier by the Supporting Shareholders upon written notice if: (a) the Offeror is in material default of certain covenants under the Lock-Up Agreement; (b) the Offeror fails, in a material respect, to make the Offer in accordance with the requirements of the Support Agreement; (c) the Offeror modifies or waives any term or condition of the Offer in a manner contrary to the provisions of the Support Agreement; or (d) any representation or warranty of the Offeror under the Lock-Up Agreement shall have been or subsequently becomes untrue or incorrect in any material respect, provided that the Supporting Shareholders have notified the Offeror in writing of any of the foregoing events and the same has not been cured by the Offeror within 10 days of the date such notice was received by the Offeror. Any termination of the Lock-Up Agreement in accordance with the termination provisions of the Lock-Up Agreement shall render the provisions of the Lock-Up Agreement of no further force and effect, provided, however, that, except in the case of a termination by the Supporting Shareholders as outlined in the preceding paragraph, certain covenants of the Supporting Shareholders, including covenants restricting their ability to sell the Subject Shares or solicit other Acquisition Proposals, will survive until June 30, 2007, notwithstanding such termination.

Escrow Agreement

     The Supporting Shareholders agreed to deposit into escrow with the Escrow Agent, promptly following the execution of the Lock-Up Agreement, among certain other documents, share certificates representing, in aggregate: (a) 4,942,569 MV Shares (representing 100% of the issued and outstanding MV Shares); (b) 1,247,316 SV Shares; and (c) the shares of the Holdcos holding certain of such Shares (collectively the “Escrowed Shares”). The Escrowed Shares are to be held and released in accordance with the terms of the Escrow Agreement. The Escrow Agreement provides that, among other things, upon receipt by the Escrow Agent of a certificate from the Offeror, giving notice that: (i) all of the conditions to the Offer will have been satisfied or waived upon the valid tender to the Offer of the Escrowed Shares; (ii) the funds required to purchase all of the SV Shares tendered to the Offer have been deposited with the Depositary, the Escrow Agent will effect the conversion of all of the MV Shares into SV Shares and the tender to the Offer all of the SV Shares subject to the Escrow Agreement directly or indirectly by way of the transfer of the Shares of the Holdco to the Offer.

Non-Competition Agreement

     Each of Irving Teitelbaum, Stephen Gross, Laurence Lewin and Caroline Sacchetti has entered into a non-competition and non-solicitation agreement (the “Non-Competition Agreement”) with the Offeror, the obligations under which are substantially the same as the non-competition and non-solicitation obligations under the Amended Management Agreements (see “— Management Services Agreements and Employment Agreements”) and which is conditional upon the Offeror taking up and paying for the Subject Shares and survives for a two-year period thereafter. The Non-Competition Agreement provides that the Supporting Shareholders will not, for a period of two years following the Effective Date: (a) directly or indirectly enter into direct competition with the business of selling women’s lingerie and sleepwear and apparel for girls as well as the granting of international licenses for the operation of lingerie stores for women and apparel stores for girls or otherwise make use of specialized knowledge, contacts and connections obtained during the life of the agreement to the detriment of the Company; or (b) directly or indirectly, solicit, lure, hire or attempt to engage as an employee any managerial employee of, or persons who provide services to, the Company or the Offeror with whom contacts were made during the performance of services under the agreement, in Canada.

Support Agreement

     On November 15, 2006, the Offeror entered into the Support Agreement, which sets out the terms and conditions upon which the Offeror has agreed to make the Offer. On November 26, 2006, the Support Agreement was amended to provide for an Expiry Date of January 12, 2007. The following is a summary of the principal terms of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by La Senza with the Canadian securities regulatory authorities, which is available at www.sedar.com.

     The Offer: The Offeror has agreed to make the Offer on the terms and conditions set forth in the Support Agreement, as fully described in the Offer. The only conditions to which the Offer is subject are those described in Section 4 of the Offer, “Conditions of the Offer”.

     Support for the Offer: La Senza has agreed to support the Offer on the terms set forth in the Support Agreement. La Senza has represented to the Offeror in the Support Agreement that:

  the Board of Directors: (a) after consultation with its legal and financial advisors and upon consideration of the Fairness Opinion, unanimously (excluding any directors required to abstain from voting on such resolution) determined that the Offer is fair to all holders of SV Shares (other than the Supporting Shareholders, as to which no determination is made); and (b) unanimously (excluding any directors required to abstain from voting on such resolution) approved the entering into of the Support Agreement and the making of a recommendation that all holders of SV Shares (other than the Supporting Shareholders, as to which no recommendation is made) accept the Offer;

  Scotia Capital Inc. has delivered the Fairness Opinion to the Board of Directors to the effect that the consideration to be received under the Offer is fair from a financial point of view to all holders of SV Shares (other than the Supporting Shareholders); and

  to its knowledge the Board of Directors is not aware of any director or senior officer of the Company or its Subsidiaries who does not intend to tender his or her Shares, including the SV Shares issuable on the exercise of all Options held by him or her, to the Offer.

     Performance of the Offeror: Under the Support Agreement, Limited Brands has agreed to unconditionally and irrevocably guarantee, as a direct obligation, that Bidco shall duly and punctually perform each and every of its obligations under the Support Agreement, including the commencement and completion of the Offer subject to the terms of the Support Agreement.

     Break Fee: Under the Support Agreement, no termination or “break” fee is payable in respect of the Offer under any circumstance.

     Outstanding Options: Subject to the receipt of all Appropriate Regulatory Approvals, La Senza has agreed to: (a) make such amendments to the Stock Option Plan as may be required by La Senza and; (b) take all such other steps as may be necessary or desirable, to allow all Persons holding Options pursuant to the Stock Option Plan who may do so under applicable Laws to exercise their Options on an accelerated vesting basis solely for the purpose of tendering under the Offer all SV Shares issued in connection with such exercise, conditional upon the Offeror agreeing to take up such SV Shares. La Senza has also agreed to cause all vested Options that have not been exercised on or prior to the Expiry Time and all Options which have not vested (or accelerated as contemplated by the Support Agreement) on or prior to the Expiry Time to be cancelled and forfeited by the holders thereof without any compensation to the holders thereof.

     Holdco Alternative: Under the Support Agreement, the Offeror has agreed to offer the Holdco Alternative to all eligible Shareholders.

     Modification or Waiver of Terms of Offer: The Support Agreement provides that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, including extensions to the period during which SV Shares may be deposited under the Offer, provided that the Offeror will not, without the prior written consent of the Company: (a) increase the Minimum Condition, waive the Minimum Condition or decrease the Minimum Condition; (b) decrease the Offered Consideration, except as provided for in the Support Agreement; (c) change the form of the Offered Consideration (other than to add additional consideration); (d) impose additional conditions to the Offer; or (e) otherwise modify the Offer in a manner that is materially adverse to the Company or the Shareholders (it being understood that any acceleration of the Offer so long as it expires after January 3, 2007, any extension of the Offer or a permitted waiver of any conditions thereto will not be considered to be materially adverse). The provisions in (a) above survive the termination of the Support Agreement.

     Resignation and Designation of Directors: La Senza has agreed that promptly upon the take-up and payment by the Offeror pursuant to the Offer of, that number of SV Shares (including SV Shares issuable upon conversion of MV Shares) that constitutes at least 66 2 / 3 % of the issued and outstanding SV Shares on a fully-diluted basis assuming conversion into SV Shares of all MV Shares, and from time to time thereafter, the Offeror shall be entitled to designate the directors of the Board of Directors, and any committees thereof, and the Company shall not frustrate the Offeror’s attempts to do so, and shall use reasonable commercial efforts to cooperate with the Offeror, subject to applicable Laws, to obtain the resignation of any then incumbent directors effective on the date specified by the Offeror and use reasonable commercial efforts to facilitate the Offeror’s designees to be elected or appointed to the Board of Directors.

     Representations and Warranties of La Senza: La Senza has made certain customary representations and warranties in the Support Agreement in respect of the following matters, among others: (a) organization and qualification; (b) authority relative to the Support Agreement; (c) absence of conflict or breach and required filings and consents; (d) subsidiaries; (e) compliance with Laws, licenses and product authorizations; (f) capitalization and listing; (g) U.S. securities Law matters; (h) shareholder and similar agreements; (i) reports; (j) financial statements; (k) undisclosed liabilities; (l) third party guarantees; (m) interest in assets and properties; (n) real property; (o) leased properties; (p) employment matters; (q) intellectual property rights; (r) regulatory matters; (s) absence of certain changes of events; (t) litigation; (u) taxes; (v) books and records; (w) insurance; (x) related party transactions; (y) pension and employee benefits; (z) environmental matters; (aa) restrictions on business activities; (bb) material contracts; (cc) relationships with licensees, customers, suppliers, distributors and sales representatives; (dd) product recalls; (ee) fees; (ff) rights plan; and (gg) cumulative breach.

     Representations and Warranties of the Offeror: Limited Brands and Bidco made certain customary representations and warranties in the Support Agreement in respect of the following matters, among others: (a) organization of Limited Brands and Bidco; (b) authority of Limited Brands and Bidco relative to the Support Agreement; (c) absence of conflict or breach; (d) availability to the Offeror of sufficient funds or adequate arrangements for financing in place to satisfy the Offered Consideration; and (e) the Lock-Up Agreement.

     Covenants of La Senza: Prior to the earlier of the Effective Date and the Transition Date, La Senza has agreed, and agreed to cause each of its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective stores and operations in the ordinary course of business consistent with past practice except as may be required in order to comply with the terms of the Support Agreement.

     Without limiting the generality of the foregoing, La Senza has agreed, subject to certain exceptions, not to, directly or indirectly, and to cause each of its Subsidiaries not to, take certain actions relating to: (a) the issuance or encumbrance of securities; (b) the sale or encumbrance of assets other than in the ordinary course of business; (c) the amendment of organizational documents; (d) the reclassification of any outstanding Shares; (e) the redemption or purchase of securities of La Senza or its Subsidiaries; (f) the declaration or payment of dividends or distributions (except for dividends paid in the ordinary course of business consistent with past practice not exceeding Cdn. $0.20 per Share per fiscal quarter as well as dividends by any wholly-owned Subsidiary of La Senza to La Senza or another wholly-owned Subsidiary of La Senza); (g) any reorganization, amalgamation or merger; (h) any reduction of stated capital; (i) the acquisition of any Person or the acquisition of assets other than certain acquisitions in the ordinary course of business consistent with past practice and except for capital expenditures disclosed in the Company Disclosure Letter; (j) the incurrence of indebtedness or the repayment of indebtedness; (k) the taking of any action or the failure to take any action that would accelerate or trigger defaults or repayments in respect of any material contract or Appropriate Regulatory Approval; (l) a liquidation or dissolution; (m) the discharge or satisfaction of any claims other than in the ordinary course of business consistent with past practice; (n) the waiver, release, grant or transfer of any rights of value; (o) the increase of fringe benefits payable to directors or officers or modification of any employment arrangement other than pursuant to agreements already entered into as disclosed to the Offeror; or (p) the granting of any bonuses, salary increases or severance pay to any non-executive employees other than in the ordinary course of business consistent with past practice except as set out in the Company Disclosure Letter.

     In addition, La Senza has agreed, among other things, that it will not: (a) accelerate vesting, exercise or funding under any stock option, employee benefit or similar plan, except as permitted by the Support Agreement; (b) make any change to existing accounting policies except as required by applicable Law; (c) take any action that would render any representation or warranty in the Support Agreement untrue in any material respect; or (d) incur capital expenditures outside the ordinary course of business in excess of Cdn. $250,000 in the aggregate except as disclosed to the Offeror. La Senza has agreed to use reasonable commercial efforts to preserve the goodwill of its business and to maintain material insurance policies. La Senza has also agreed to provide the Offeror with notice of the occurrence of any Company Material Adverse Effect, and of any material governmental or third party complaints, investigations or proceedings (or communications indicating that the same are being contemplated).

     Pre-Acquisition Reorganization: The Company has agreed that, upon request by the Offeror, the Company shall: (a) effect such reorganizations of the Company’s business, operations and assets or such other transactions as the Offeror may request, acting reasonably (each a “Pre-Acquisition Reorganization”); and (b) cooperate with the Offeror and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations are not prejudicial to the Company or its Shareholders in any material respect. The completion of any Pre-Acquisition Reorganization shall be subject to the satisfaction or waiver by the Offeror of the conditions to the Offer and shall be effected prior to any take-up by the Offeror of SV Shares tendered to the Offer. Notwithstanding the foregoing, the Company has agreed that it shall, upon request of the Offeror, effect the reorganizations disclosed in confidence in writing by the Offeror to the Company on or prior to the date of the Support Agreement.

     If the Offeror does not take up and pay for the SV Shares tendered to the Offer, the Offeror shall indemnify the Company for any and all losses, costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Pre-Acquisition Reorganization.

     Termination of Existing Discussions: La Senza has agreed to immediately cease and cause to be terminated any existing discussions or negotiation by it or any Company Representative with any Person other than the Offeror regarding an actual or potential Acquisition Proposal, whether or not initiated by the Company. In connection therewith, the Company has agreed to cease to provide any access to information concerning the Company and its Subsidiaries, and has agreed to promptly request, in accordance with any confidentiality agreement signed with any such Person, the return or destruction of any confidential information provided to such Person, and use its reasonable best efforts to ensure that such requests are complied with.

     Non-Solicitation Obligation of La Senza: La Senza has agreed that from and after the date of the Support Agreement, except as expressly permitted in the Support Agreement, La Senza shall not, and shall cause the Company Representatives not to, take any action of any kind which might, directly or indirectly, interfere with the successful acquisition of Shares by the Offeror pursuant to the Offer or any Compulsory Acquisition Transaction or Subsequent Acquisition Transaction, including any action to:

  solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals, offers or expressions of interest regarding any actual or potential Acquisition Proposal;

  engage in any discussions or negotiations regarding any actual or potential Acquisition Proposal;

  furnish or provide access to any information concerning the Company, its Subsidiaries or their respective businesses, properties or assets to any Person in connection with, or that could reasonably be expected to lead to or facilitate, an Acquisition Proposal;

  waive any provisions of or release or terminate any confidentiality or standstill agreement between the Company and any Person relating to an actual or potential Acquisition Proposal, or amend any such agreement or consent to the making of an Acquisition Proposal in accordance with the terms of such agreement;

  withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the approval or recommendation of the Board of Directors (including any committee thereof) of the Support Agreement or the Offer;

  accept, approve or recommend, or remain neutral with respect to, or propose publicly to accept, approve or recommend, or remain neutral with respect to, any Acquisition Proposal; or

  accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

     Notification of Acquisition Proposals: Under the Support Agreement, La Senza has agreed to promptly (and in any event within 24 hours) notify the Offeror, at first orally and then in writing, of any inquiry, request, notice, proposal, offer or expression of interest (including any amendment to any of the foregoing) (an “Inquiry”) received by the Company relating to any actual or potential Acquisition Proposal, discussions or negotiations relating to or that could reasonably be expected to lead to an Acquisition Proposal, or access to information relating to the Company or any Subsidiary in connection with, or that could reasonably be expected to lead to or facilitate, an Acquisition Proposal. Such notice shall include a description of the terms and conditions of, and the identity of the Person making, any such Inquiry. The Company shall also provide a copy of any such Inquiry and such other details relating thereto as the Offeror may reasonably request. The Company has agreed to keep the Offeror promptly and fully informed of the status, including any change to the material terms of any such Inquiry, and will respond promptly to all inquiries by the Offeror with respect thereto.

     Access to Information; Negotiations: Notwithstanding the non-solicitation obligation of La Senza under the Support Agreement described above under “ — Non-Solicitation Obligation of La Senza”, the Company may: (a) engage in discussions or negotiations regarding an Acquisition Proposal with any Person who seeks to initiate such discussions or negotiations; or (b) provide to such Person any information concerning the Company and its Subsidiaries that has previously or is concurrently provided to the Offeror, if and only to the extent that:

  the Company has received an unsolicited bona fide written Acquisition Proposal from such Person (in circumstances not involving any breach of the non-solicitation obligation of La Senza under the Support Agreement described above under “ — Non-Solicitation Obligation of La Senza”);

  the Board of Directors, after consultation with and based upon the advice of its financial advisors and outside legal counsel, has determined in good faith that such Acquisition Proposal, if consummated in accordance with its terms, is likely to result in a Superior Proposal;

  the Board of Directors, after consultation with and based upon the advice of outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with the fiduciary duties of the members of the Board of Directors to the shareholders of the Company;

  the Company has provided to the Offeror the information required to be provided under the provisions of the Support Agreement described above under “ — Notification of Acquisition Proposals” in respect of such Acquisition Proposal and has promptly notified the Offeror in writing of the determinations in the second and third bullets above;

  a period of at least five business days has elapsed following the date on which the information referred to in the preceding bullet above was received by the Offeror, and if the Offeror has proposed to revise the Offer in accordance with its right to match under the Support Agreement described below under “— Right to Match Superior Proposal”, the Board of Directors has again made the determinations in the second and third bullets above taking into account such proposed revisions to the Offer; and

  in the case of the first bullet above, the Company has received from such Person an executed confidentiality and standstill agreement on terms substantially similar to those of the Confidentiality Agreement, and provided further that the Company sends a copy of any such confidentiality agreement to the Offeror.

     Changes in Recommendation: Notwithstanding the non-solicitation obligation of La Senza under the Support Agreement described above under “— Non-Solicitation Obligation of La Senza”, the Board of Directors may: (a) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to the Offeror the approval or recommendation of the Offer; (b) accept, approve or recommend an Acquisition Proposal; or (c) approve the entering into of any agreement (“Proposed Agreement”) providing for an Acquisition Proposal (other than a confidentiality agreement contemplated by the Support Agreement), if and only to the extent that:

  the Company has received an unsolicited bona fide written Acquisition Proposal from a Person (in circumstances not involving any breach of its non-solicitation obligation);

  the Board of Directors, after consultation with and based upon the advice of its financial advisors and outside legal counsel, has determined in good faith that such Acquisition Proposal constitutes a Superior Proposal;

  the Board of Directors, after consultation with and based upon the advice of outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with its fiduciary duties;

  the Company has provided to the Offeror the information required to be provided under the Support Agreement in respect of such Acquisition Proposal and has promptly notified the Offeror in writing of the determinations in the second and third bullets above;

  a period of at least five business days has elapsed following the date on which all of the information and notifications referred to in the preceding bullet were received by the Offeror, and if the Offeror has proposed to revise the Offer in accordance with its right to match under the Support Agreement described below under “— Right to Match Superior Proposal”, the Board of Directors has again made the determinations in the second and third bullets above taking into account such proposed revisions to the Offer; and

  if the Company proposes to enter into a Proposed Agreement with respect to a Superior Proposal after complying with the provisions outlined above, the Company concurrently terminates the Support Agreement as required.

     Each successive modification of any Acquisition Proposal (including the waiver of any material condition thereof) shall constitute a new Acquisition Proposal for purposes of the provisions outlined above. Nothing in the provisions outlined above, and no action taken by the Board of Directors pursuant to the provisions outlined above, shall: (i) permit the Company to enter into any agreement providing for any transaction contemplated by an Acquisition Proposal for as long as the Support Agreement remains in effect; or (ii) affect any other obligations of the Company under the Support Agreement.

     Right to Match Superior Proposal: La Senza has agreed that, during the five business day period referred to in the Support Agreement, or such longer period as the Company may approve for such purpose, the Offeror shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer and the Company shall cooperate with the Offeror with respect thereto, including engaging in good faith negotiations with the Offeror to enable the Offeror to make such adjustments to the terms and conditions of the Offer the Offeror deems appropriate and as would enable the Offeror to proceed with the transactions contemplated hereunder on such adjusted terms. The Board of Directors will review any proposal by the Offeror to amend the terms of the Offer in order to determine in good faith, after consultation with and based upon the advice of its financial advisors and outside legal counsel, whether the Offeror’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.

      Termination of the Support Agreement: The Support Agreement may be terminated by notice in writing:

  at any time prior to the Effective Time by mutual consent of Limited Brands and the Company;

  by the Offeror, if any condition of the Offer set forth in the terms of the Support Agreement is not satisfied or waived by the Expiry Date, except where the Offeror has taken up SV Shares under the Offer;

  by the Offeror at any time prior to the Expiry Time, if any of the representations and warranties of the Company in the Support Agreement (without giving effect to, applying or taking into consideration any materiality or Company Material Adverse Effect qualification already contained within such representation and warranty) is untrue or incorrect as of the date made, or shall have become untrue and incorrect, other than any breach or failure of such representations and warranties to be true and correct that, individually or in the aggregate, do not constitute, or could not reasonably be expected to result in, a Company Material Adverse Effect or prevent, restrict or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, or that, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, could reasonably be expected to have a material adverse effect on the Offeror, provided that such right of termination shall not be available with respect to any breach or failure of the representations and warranties to be true and correct that is capable of being cured and such breach or failure has been cured by the date that is the earlier of: (a) 10 days from the date of written notice thereof from the Offeror; and (b) the Expiry Time;

  by the Offeror, at any time prior to the Expiry Time, if the Company has breached any covenant or obligation under the Support Agreement (other than the non-solicitation provision of the Support Agreement), except for breaches that, individually or in the aggregate, do not, and could not reasonably be expected to, have a Company Material Adverse Effect or prevent, restrict or materially delay the consummation of the Offer, a Compulsory Acquisition Transaction or a Subsequent Acquisition Transaction or, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, a material adverse effect on the Offeror, provided that such right of termination shall not be available with respect to any breach that is capable of being cured and such breach or failure has been cured by the earlier of: (a) 10 days after written notice has been sent to the Company; and (b) the Expiry Time;

  by the Offeror at any time prior to the Expiry Time, if the Company has breached any of its covenants or obligations under the non-solicitation provisions of the Support Agreement;

  by the Company at any time prior to the Expiry Time, if either Limited Brands or Bidco is in breach of any of its representations or warranties or in default of any covenant or obligation under the Support Agreement and such breach or default is reasonably likely to prevent, restrict or materially delay consummation of the transactions contemplated by the Support Agreement and is not cured within ten days after written notice has been sent from the Company to the Offeror;

  by the Company or the Offeror, if the Offeror does not take up and pay for the SV Shares tendered pursuant to the Offer by a date that is 120 days after the Offer is commenced, provided that such right of termination shall not be available to a party where the failure to take up and pay for Shares was the result of breach by such party of anycovenant or obligation under the Support Agreement or as a result of any representation or warranty of such partyin the Support Agreement being untrue or incorrect in any material respect, provided however that if the Offeror’stake up and payment for SV Shares deposited under the Offer is delayed by; (a) an injunction or order made by acourt or a Government Entity of competent jurisdiction; or (b) the Offeror not having obtained any AppropriateRegulatory Approval which is necessary to permit the Offeror to take up and pay for SV Shares deposited underthe Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent orapproval is being actively sought, as applicable, the Support Agreement shall not be terminated by the Companyor the Offeror, as applicable, pursuant to the Support Agreement until the 180th day after the Offer iscommenced;

  by the Offeror at any time prior to the Expiry Time if the Board of Directors (or any committee thereof): (a) fails to recommend, withdraws, modifies, changes or qualifies its approval or recommendation, of the Offer or the Support Agreement; or (b) approves or recommends acceptance of an Acquisition Proposal; or (c) resolves or publicly discloses an intention to do any of the foregoing; or (d) does not reaffirm its recommendation in favour of the Offer to the Shareholders in a press release or Directors’ Circular within eight days of any reasonable request to do so from the Offeror, or in the event that the Offer is scheduled to expire within such eight day period, prior to the expiry of the Offer;

  by the Company at any time prior to the Expiry Time, if the Company proposes to enter into a Proposed Agreement with respect to a Superior Proposal in compliance with the terms of the Support Agreement, provided that the Company has not breached any of its covenants, agreements or obligations under Article 7 of the Support Agreement (which contains La Senza’s covenants relating to non-solicitation) and has not breached, in any material respect, any of its covenants, agreements or obligations elsewhere in the Support Agreement, provided that for greater certainty, any such breach that facilitates or makes a Superior Proposal more likely shall be deemed to be material for the purposes of the foregoing;

  by the Offeror, if any act, action, suit or proceeding shall have been threatened in writing or taken before or by any Governmental Entity or by any elected or appointed public official or any private person (including any individual, company, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law, or if any Law shall have been proposed with retroactive effect, enacted, promulgated or applied, in either case: (a) to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares; or (b) which, if the Offer were consummated, would reasonably be expected to have a Company Material Adverse Effect or have a material adverse effect on the Offeror; or (c) which would prevent or materially delay the completion of the acquisition by the Offeror of the Shares pursuant to a Compulsory Acquisition Transaction or Subsequent Acquisition Transaction;

  by the Company, if the Offer does not conform, in a material respect, with the description thereof in the terms of the Support Agreement, provided that the Company has notified the Offeror in writing of any such failure and the same has not been cured by the Offeror within 10 days of the date on which such notice was received by the Offeror.

     Subsequent Acquisition Transaction: If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% (as required by Section 206 of the CBCA) of the outstanding SV Shares (including SV Shares issuable upon exercise of Options and conversion of all outstanding MV Shares) at the Expiry Time, the Offeror may, at its option, acquire, pursuant to a Compulsory Acquisition Transaction, the remainder of the SV Shares from those Shareholders who have not accepted the Offer. If that statutory right of acquisition is not available or not used by the Offeror, the Offeror has agreed to pursue other lawful means of acquiring the remaining Shares not tendered to the Offer. In the event the Offeror takes up and pays for Shares under the Offer in accordance with the Support Agreement, the Company has agreed to assist the Offeror in acquiring, the balance of the Shares, as soon as practicable, but in any event, not later than 120 days after the Expiry Date, by way of amalgamation, statutory arrangement, capital reorganization or other transaction proposed by the Offeror, involving the Company and the Offeror or an affiliate of the Offeror, provided that the consideration per Share is at least equal in value to the Offered Consideration paid by the Offeror under the Offer.

     Directors’ and Officers’ Insurance: The Support Agreement provides that there shall be maintained in effect, for not less than six years from the Effective Time, coverage substantially equivalent to that in effect under the current policies of the directors’ and officers’ liability insurance maintained by the Company or any of its subsidiaries, as disclosed to the Offeror, which is no less advantageous, and with no gaps or lapses in coverage, with respect to matters occurring prior to the Effective Time. Alternatively, the Offeror may cause the Company to purchase “run-off” directors’ and officers’ liability insurance providing coverage substantially as favourable to such directors and officers as that in effect under such current policies to cover prior events during such six-year period or the balance thereof.

     Alternative Transaction: In the event that the Offeror concludes that it is reasonably necessary to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby the Offeror or its affiliates would effectively acquire all of the Shares within approximately the same time periods and on economic terms (including, tax treatment) having consequences to the Shareholders which are equivalent to or better than those contemplated by the Support Agreement, the Company has agreed to support the completion of such alternative transaction in the same manner as the Offer and shall otherwise fulfill its covenants contained in the Support Agreement in respect of such alternative transaction.

Management Services Agreements and Employment Agreements

     The Company has existing management agreements dated January 30, 2005 (which replace previous agreements) (each a “Management Agreement” and collectively the “Management Agreements”) with three management companies (each a “Management Company” and collectively the “Management Companies”) related to Irving Teitelbaum, Stephen Gross and Laurence Lewin whereby such executive officers have agreed to provide their services and those of 21 other executives and employees, in the aggregate, to the Company and its subsidiaries. These services are rendered on a full-time, albeit non-exclusive basis.

     At the request of Limited Brands, each of the Management Companies has entered into an amended management agreement dated as of November 15, 2006 (each an “Amended Management Agreement” and collectively the “Amended Management Agreements”) with the Company, whereby the Company continues to engage and retain the Management Companies to provide services to the Company, with a new initial term and certain amendments to the existing terms. Such services will be rendered on a full-time albeit non-exclusive basis, consistent with current and past practice. The Amended Management Agreements are conditional upon the Offeror taking up the Shares under the Offer. Each of the Amended Management Agreements will be for a term of three years and will be renewed automatically for successive periods of one year in the case of Messrs. Teitelbaum and Gross and three years in the case of Mr. Lewin, unless notification of non-renewal is provided in accordance with the agreements.

     The Amended Management Agreement with the Management Company related to Mr. Teitelbaum provides that the following amounts will be paid to the Management Company in consideration of the services performed thereunder in relation to Mr. Teitelbaum: (a) an annual management fee of $842,700 (subject to annual review commencing April 2008); (b) a seasonal bonus paid at the end of spring and fall based on achievement of performance goals (which performance goals are based on operating income), with an aggregate annual target of $927,000 and actual bonus payment ranging from 0% - 200% of target; and (c) an annual grant of options to acquire 7,500 shares of Limited Brands and an additional performance based restricted stock grant to acquire 7,500 shares of Limited Brands at target, with the actual performance based payment ranging form 0% - 200% of target.

     The Amended Management Agreement with the Management Company related to Mr. Gross provides for an annual management fee of $436,000 (subject to annual review commencing April 2008) in relation to Mr. Gross.

     The Amended Management Agreement with the Management Company related to Mr. Lewin provides that the following amounts will be paid to the Management Company in consideration of the services performed thereunder in relation to Mr. Lewin: (a) an annual management fee of $900,000 (subject to annual review commencing April 2008); (b) a seasonal bonus paid at the end of spring and fall based on the achievement or performance goals (which performance goals are based on operating income), with an aggregate annual target of $900,000 and actual bonus payment ranging from 0% - 200% of target; and (c) an annual grant of options to acquire 15,000 shares of Limited Brands and an additional performance based restricted stock grant to acquire 15,000 shares of Limited Brands at target, with the actual performance based payment ranging from 0% - 200% of target.

     The bonus payments under each of the Amended Management Agreements has been guaranteed at the target bonus amount in respect of the first fiscal year under the agreement.

     Each of the Amended Management Agreements provides that if the Company terminates the agreement without cause after the initial term thereof, the Company shall pay as an indemnity in lieu of notice and severance to the Management Company monthly, the amounts representing the basic annual management fee and the incentive compensation target applicable at the time the agreement is terminated for a period of thirty-six (36) months in the case of Messrs. Teitelbaum and Lewin, and twenty-four (24) months in the case of Mr. Gross. The Company has agreed that it is not entitled to terminate the Amended Management Agreements during the initial term other than for cause and that if there is a constructive dismissal of the relevant individual (if such individual was in fact employed by the Company) at any time during the initial term the Company shall pay to the corresponding Management Company the severance amounts outlined above until the expiry of the initial term plus the applicable severance amounts.

     Each of the Amended Management Agreements also provides that during the life of the agreement and for a period of two years thereafter, the Management Company and each of Mr. Teitelbaum, Mr. Gross and Mr. Lewin (as the case may be) shall not; (a) directly or indirectly enter into direct competition with the business of selling women’s lingerie and sleepwear and apparel for girls as well as the granting of international licenses for the operation of lingerie stores for women and apparel stores for girls or otherwise make use of specialized knowledge, contacts and connections obtained during the life of the agreement to the detriment of the Company; or (b) directly or indirectly solicit, lure, hire or attempt to engage as an employee any managerial employee of, or persons who provide services to, the Company or the Offeror with whom contacts were made during the performance of services under the agreement, in Canada.

     Pursuant to OSC Rule 61-501 in respect of the Amended Management Agreements, an independent committee of the Board of Directors, determined, acting in good faith, that the value of the benefit that Irving Teitelbaum, Stephen Gross and Laurence Lewin would each receive under the Amended Management Agreements, net of any offsetting costs, would represent less than 5% of the value of the consideration that each expects he will be beneficially entitled to receive, directly or indirectly, under the Offer.

     In addition, at the request of Limited Brands, it is proposed that the Company or the relevant Management Company, as the case may be, enter into employment agreement (the “Employment Agreements”) with certain key employees of the Company or of the Management Companies and who provide services to the Company (the “Key Employees”), which employees do not presently have any written employment contracts. The proposed contracts are expected to set out the terms and conditions of their continued employment, for an initial term of three years and for an indefinite term thereafter, and to generally otherwise reflect the existing terms of their employment, but for the addition of a non-competition and non-solicitation covenant on the part of the employee, and in consideration thereof, a pre-established formula for calculating severance payment in the event of termination of employment. The term of the non-competition and non-solicitation covenants in the proposed agreements is six months and the proposed severance arrangements would provide that each Key Employee will be entitled to receive, in the event of termination without cause, a severance payment equal to base salary and bonus for the greater of: (a) the balance of the initial term of the Employment Agreement; (b) one month per year of service up to a maximum of 24 months; or (c) 12 months. In addition, in the case of the Employment Agreements with Joel Teitelbaum and Carole Teitelbaum, the Offeror has determined that it is appropriate in connection with their employment arrangements for the total compensation payable under their employment arrangements to be increased, at target, in the case of Joel Teitelbaum to $520,000 and in the case of Carole Teitelbaum to $484,700. The Employment Agreements with Joel Teitelbaum and Carole Teitelbaum will also provide that (i) if their positions are eliminated, they will be offered a comparable position in the Montreal area, and (ii) their severance payment will not be less than their compensation at target as set out in the Employment Agreements.

     Based on information provided by the Company, each Key Employee owns, individually, less than 1% of the issued and outstanding SV Shares, and no MV Shares, of the Company.

7. Purpose of the Offer and Plans for La Senza

Purpose of the Offer

     The purpose of the Offer is to enable Limited Brands through Bidco to acquire all of the issued and outstanding SV Shares (including SV Shares issuable upon the exercise of outstanding Options and upon the conversion of outstanding MV Shares). If the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for the SV Shares validly deposited under the Offer, the Offeror intends to acquire any SV Shares not deposited under the Offer by Compulsory Acquisition if available, or propose a Subsequent Acquisition Transaction, in each case for consideration at least equal in value to the consideration paid by the Offeror under the Offer. If the Minimum Condition is satisfied and the Offeror takes up and pays for the SV Shares deposited under the Offer, the Offeror should own a sufficient number of SV Shares to effect a Subsequent Acquisition Transaction.

Plans for La Senza

     If the Offer is successful, the Offeror intends to effect certain changes with respect to the composition of the Board of Directors of La Senza to allow designees of the Offeror to become members of the Board of Directors and to represent a majority of the Board of Directors of La Senza.

     Limited Brands currently does not anticipate restructuring activities involving the employees of La Senza or its operations as a result of this transaction and it expects to continue to operate the business of La Senza in the ordinary course, subject to ongoing review.

     Other than as set forth above and elsewhere in the Offer and Circular, no specific proposals with respect to La Senza, its operations, assets, management or personnel following completion of the transaction have been developed by the Offeror.

     If permitted by applicable Law, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the SV Shares from the TSX.

     If there are fewer than 15 securityholders of La Senza in any province of Canada, La Senza intends to cause La Senza to cease to be a reporting issuer under the securities Laws of each such province. See Section 15 of the Circular, “Effect of the Offer on the Market for SV Shares; Stock Exchange Listings; and Public Disclosure by La Senza”.

8. Acquisition of SV Shares Not Deposited

     It is Bidco’s current intention that if it takes up and pays for SV Shares deposited pursuant to the Offer, it will enter into one or more transactions to enable Bidco to acquire all SV Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

     If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the SV Shares (including SV Shares issuable upon exercise of Options and conversion of all outstanding MV Shares), Bidco intends, to the extent possible, to acquire (a “Compulsory Acquisition”) pursuant to section 206 of the CBCA and otherwise in accordance with applicable Laws the remaining SV Shares from those Shareholders who have not accepted the Offer (a “Compulsory Acquisition Transaction”).

     To exercise such statutory right, Bidco must give notice (the “Offeror Notice”) to each holder of SV Shares who did not accept the Offer (and each person who subsequently acquires any such SV Shares) (in each case, a “Dissenting Offeree”) and to the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days from the date of termination of the Offer and 180 days from the date of the Offer. Within 20 days of giving the Offeror Notice, Bidco must pay or transfer to La Senza the consideration Bidco would have to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with section 206 of the CBCA, within 20 days after receipt of the Offeror Notice, each Dissenting Offeree must send the certificates representing the SV Shares held by such Dissenting Offeree to La Senza and must elect either to transfer such SV Shares to Bidco on the terms of the Offer or to demand payment of the fair value of such SV Shares held by such holder by so notifying Bidco within 20 days after the Dissenting Offeree receives the Offeror Notice. A Dissenting Offeree who does not notify Bidco within 20 days after receipt of the Offeror Notice that such Dissenting Offeree elects to demand payment of the fair value of such Dissenting Offeree’s SV Shares is deemed to have elected to transfer such SV Shares to Bidco on the same terms on which Bidco acquired SV Shares from Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such SV Shares, Bidco may apply to a court having jurisdiction to hear an application to fix the fair value of such SV Shares of such Dissenting Offeree. If Bidco fails to apply to such court within 20 days after it made the payment or transferred the consideration to La Senza referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such SV Shares to Bidco on the terms that Bidco acquired SV Shares from Shareholders who accepted the Offer. Any judicial determination of the fair value of the SV Shares could be less or more than the amount paid pursuant to the Offer.

     The foregoing is only a summary of the right of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of section 206 of the CBCA. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree’s rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206 of the CBCA should consult their legal advisors.

     See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Compelled Acquisition

     If a Shareholder does not receive the Offeror Notice, the Shareholder may, within 90 days after the date of the termination of the Offer, or if the Shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the Shareholder learns of the Offer, require Bidco to acquire the Shareholder’s Shares on the terms of the Offer (a “Compelled Acquisition”).

     The foregoing is a summary only of the right of Compelled Acquisition that may be available to a Shareholder and is qualified in its entirety by the provisions of Section 206.1 of the CBCA. Section 206.1 of the CBCA may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 206.1 of the CBCA should consult their legal advisors.

Subsequent Acquisition Transactions

     If Bidco takes up and pays for SV Shares validly deposited under the Offer, and if the right of Compulsory Acquisition described above is not available or Bidco elects not to pursue such right, Bidco intends to pursue other means of acquiring, and La Senza has agreed to assist Bidco in acquiring, the balance of the SV Shares not tendered to the Offer, including by way of amalgamation, statutory arrangement, capital reorganization or other transaction involving La Senza and Bidco or an affiliate of Bidco acquiring the remaining SV Shares not acquired pursuant to the Offer for consideration per SV Share at least equal in value to the consideration paid by Bidco under the Offer (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will depend on a number of factors, including the number of SV Shares acquired pursuant to the Offer.

     Each type of Subsequent Acquisition Transaction described above would be a “business combination” under OSC Rule 61-501 and a “going private transaction” under AMF Policy Q-27. In certain circumstances, the provisions of OSC Rule 61-501 and AMF Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions.” However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with OSC Rule 61-501 or a “going private transaction” in accordance with AMF Policy Q-27, the “related party transaction” provisions of OSC Rule 61-501 and AMF Policy Q-27 do not apply to such transaction. Bidco currently intends to carry out any such Subsequent Acquisition Transaction in accordance with OSC Rule 61-501 and AMF Policy Q-27, or any successor provisions, or exemptions therefrom, such that the related party transaction provisions of OSC Rule 61-501 and AMF Policy Q-27 will not apply to such Subsequent Acquisition Transaction.

     OSC Rule 61-501 and AMF Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a formal valuation of the SV Shares (and subject to certain exceptions, any non-cash consideration being offered therefor) and to provide to the holders of the SV Shares a summary of such valuation or the entire valuation. In connection therewith, Bidco currently intends to rely on any exemption then available or to seek waivers pursuant to OSC Rule 61-501 and AMF Policy Q-27 exempting Bidco or La Senza or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under OSC Rule 61-501 and AMF Policy Q-27 for certain business combinations or going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering Shareholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. Bidco expects that these exemptions will be available.

     OSC Rule 61-501 and AMF Policy Q-27 would also require that, in addition to any other required security holder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by “minority” holders of the SV Shares must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than Bidco, any “interested party” or any Person or company who is a “related party” of Bidco or an “interested party” for purposes of OSC Rule 61-501 and AMF Policy Q-27, including any director or senior officer of Bidco, any associate, affiliate or insider of Bidco or any of their directors or senior officers or any Person acting jointly or in concert with any of the foregoing. OSC Rule 61-501 and AMF Policy Q-27 also provide that Bidco may treat SV Shares acquired pursuant to the Offer as “minority” shares and to vote them, or to consider them voted, in favour of a Subsequent

Acquisition Transaction that is a business combination or a going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer, the Subsequent Acquisition Transaction is completed no later than 120 days after the date of expiry of the formal take-over bid and, for the purposes of 61-501 that the Shareholder that tendered such Shares to the Offer was not entitled to receive, directly or indirectly, a “collateral benefit” for the purposes of Rule 61-501 in connection with the Offer. Bidco intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same cash consideration paid to Shareholders under the Offer and that the Subsequent Acquisition Transaction would be completed within 120 days of the date of expiry of the formal take-over bid and Bidco intends to cause Shares acquired pursuant to the Offer to be voted in favour of such transaction. To that effect, the Offeror has filed with the AMF an application to obtain a discretionary exemption from certain requirements of Policy Q-27.

     In addition, under OSC Rule 61-501 and AMF Policy Q-27, if, following the Offer, Bidco and its affiliates are the registered holders of 90% or more of the SV Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority Shareholders.

     Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their SV Shares under Section 190 of the CBCA. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their SV Shares. The fair value of SV Shares so determined could be more or less than the amount paid per SV Share pursuant to the Subsequent Acquisition Transaction or the Offer.

     The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Other Alternatives

     If Bidco is unable to effect a Compulsory Acquisition or to propose a Subsequent Acquisition Transaction involving La Senza, or if it proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approvals or exemptions, Bidco will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from La Senza, or taking no further action to acquire additional Shares. Subject to applicable Law, any additional purchases of Shares could be at a price greater than, equal to or less than the price to be paid for Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Bidco may take no action to acquire additional Shares or may sell or otherwise dispose of any or all Shares acquired pursuant to Bidco or otherwise. Such transactions may be effected on terms and at prices then determined by Bidco, which may vary from the terms and the price paid for Shares under the Offer.

Judicial Developments

     Prior to the adoption of OSC Rule 61-501 (or its predecessor OSC Policy 9.1) and AMF Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions. The trend both in legislation and in Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or a going private transaction.

9. Source of Funds

     The Offeror estimates that if it acquires all of the SV Shares (on a fully diluted basis assuming conversion into SV Shares of all MV Shares) pursuant to the Offer, the total cash amount required to purchase such shares will be approximately Cdn. $710 million.

     Limited Brands will provide all the funding required by Bidco in connection with the Offer (including expenses related to the Offer) from: (a) the issuance of commercial paper backed by a senior revolving bridge loan facility in an aggregate principal amount of up to US$ 400 million: (i) US$ 200 million of which is to be provided by Bank of America, N.A. (an affiliate of Banc of America Securities LLC) or one of its affiliates; and (ii) US$ 200 million of which is to be provided by JPMorgan Chase

Bank, N.A., pursuant to a binding commitment letter, or a like amount of proceeds from the consummation of one or more Takeout Transactions, in lieu thereof, or a combination thereof; and (b) cash on hand. The bridge loan facility will contain covenants, events of default and other terms customary for credit facilities of this nature. It is currently intended that the bridge loan facility and/or the commercial paper issuance supported by the bridge loan facility will be refinanced through one or more debt capital markets transactions or long-term debt facilities (a “Takeout Transaction”).

10. Beneficial Ownership of and Trading in Securities

     Neither the Offeror nor any director or senior officer of the Offeror nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, any associate of the directors or senior officers of the Offeror, any Person holding more than 10% of any class of equity securities of the Offeror, or any Person acting jointly or in concert with the Offeror, beneficially owns or exercises control or direction over any of the securities of La Senza.

     Neither the Offeror nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, any of the Persons referred to above, has traded in any securities of La Senza during the 12 months preceding the date hereof.

     Except as otherwise indicated, as at November 27, 2006, to the knowledge of the Offeror, no Person beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to the issued and outstanding Shares of any class except as follows:

	Number and Percentage of Shares Owned, Controlled or Directed

Name	MV Shares	Percentage of Class(1)		SV Shares		Percentage of Class(2)	Percentage of Voting Rights(3)		Percentage of Outstanding Voting Shares(4)

Irving Teitelbaum and Stephen
Gross (through GTLSC
Limited Partnership)(5)(6)	4,838,067	97.89%		1,240,566		13.86%	85.00%		43.75	%(7)
Irving Teitelbaum(6)(8)(9)	1	—	%(10)	210,850	(11)	2.34%	—	%(10)	1.50	%(12)
Stephen Gross(6)(13)	1	—	%(10)	377,000	(14)	4.21%	—	%(10)	2.71	%(15)
Fidelity(16)	—	—		1,612,500		18.01%	2.76%		11.61	%(17)
Trapeze(18)	—	—		1,304,900		14.60%	2.23		9.39	%(19)

Notes:
(1)	Based on 4,942,569 MV Shares outstanding as at November 10, 2006.

(2)	Based on 8,950,116 SV Shares outstanding as at November 10, 2006.

(3)	Based on the sum of 49,425,690 voting rights associated with 4,942,569 MV Shares (10 votes per share) and 8,950,116 voting rights associated with 8,950,116 SV Shares (1 vote per share).

(4)	Based on the sum of outstanding MV Shares and SV Shares as at November 10, 2006.

(5)	Based on publicly disclosed information. Includes Shares held by companies controlled by GTLSC Limited Partnership. Based on publicly disclosed information, Irving Teitelbaum and Stephen Gross beneficially own through companies controlled by them all of the shares in the general partner of the GTLSC Limited Partnership (in equal proportions), and, together with Laurence Lewin, all of the special partner interests in GTLSC Limited Partnership.

(6)	Based on publicly disclosed information, St. Regis Real Estate Inc., (a corporation controlled by Irving Teitelbaum and Stephen Gross) beneficially owns 5,000 SV Shares (which are not reflected above).

(7)	41.32% on a fully-diluted basis assuming the exercise of all outstanding Options. Based on representations made by the Company, 818,350 Options were outstanding as at November 15, 2006.

(8)	Based on publicly disclosed information and representations made by Mr. Teitelbaum to the Offeror under the Lock-Up Agreement. Includes Shares held by Mr. Teitelbaum directly and by companies controlled by him.

(9)	Messrs. Teitelbaum and Gross are also the voting trustees pursuant to the Coattail Trust Agreement providing, among other things, that until June 17, 2018, the voting rights attached to the shares remaining on deposit with the voting trustees will be exercised pursuant to the decision adopted by the unanimous vote of the voting trustees. There are currently 4,942,569 MV Shares on deposit pursuant to the agreement, including the 4,838,069 MV Shares held by Messrs. Teitelbaum and Gross and GTLSC Limited Partnership noted above.

(10)	Less than 1%.

(11)	Based on publicly disclosed information and representations made by the Company, Mr. Teitelbaum owns 72,000 options to purchase SV Shares.

(12)	1.92% on a fully-diluted basis assuming the exercise of all outstanding Options.

(13)	Based on publicly disclosed information and representations made by Mr. Gross to the Offeror under the Lock-Up Agreement. Includes Shares held by Mr. Gross and companies controlled by him.

(14)	Based on publicly disclosed information and representations made by the Company, Mr. Gross owns 72,000 options to purchase SV Shares.

(15)	3.05% on a fully-diluted basis assuming the exercise of all outstanding Options.

(16)	Based on publicly disclosed information, these shares are held by Fidelity Management & Research Company, Fidelity Management Trust Company, and Fidelity International Limited and certain other affiliates and associates as at April 12, 2006.

(17)	10.96% on a fully-diluted basis assuming the exercise of all outstanding Options.

(18)	Based on publicly disclosed information, these shares are held by Trapeze Capital Corp., Trapeze Asset Management Inc. and their affiliates as at July 31, 2006.

(19)	8.87% on a fully-diluted basis assuming the exercise of all outstanding Options.

11. Price Range and Trading Volume of SV Shares

     The SV Shares are listed and posted for trading on the TSX under the symbol “LSZ”. The TSX is the principal market for the SV Shares. The following table sets forth, for the periods indicated, the high and low sales prices of the SV Shares and the volume of trading on the TSX, according to published sources:

	The Toronto Stock Exchange

Calendar Period	High	Low	Volume(1)

	($)	($)
2006
November 1 to 24	47.89	30.56	3,080,428
October	32.99	30.50	921,336
September	31.89	26.85	559,651
August	27.75	23.00	731,823
July	24.96	23.50	284,824
June	26.00	22.50	489,340
May	25.50	22.60	499,679
April	23.00	20.10	231,629
March	21.50	18.60	190,594
February	19.80	18.60	240,845
January	19.35	18.40	205,686
2005
December	20.00	18.85	252,791
November	21.00	17.80	162,541
October	19.50	17.50	90,260

_______________
Source: TSX

(1) Total monthly trading volume on the TSX.

     The closing price of the SV Shares on the TSX on November 14, 2006, the last trading day prior to the date of the announcement of the Offer, was Cdn. $32.65. The consideration offered under the Offer represents a premium of Cdn. $15.60 or approximately 48% to the closing price of the SV Shares on the TSX on November 14, 2006.

Shareholders are urged to obtain a current market quotation for the SV Shares.

12. Dividends and Dividend Policy

     According to publicly available information, the terms of credit facilities between the Company and two Canadian chartered banks limit the payment of cash dividends by the Company to the lesser of 35% of distributable cash flow or Cdn. $14,000,000 per annum. According to publicly available information, the Company has indicated that the dividends paid by the Company are a function of operating performance and cash flow. From November 2004 to May 2005, the Company paid a quarterly dividend of Cdn. $0.04 per Share. In May 2005, the Company increased its quarterly dividend to Cdn. $0.16 per Share, and in March 2006 the Company increased its quarterly dividend to Cdn. $0.20 per Share.

     Pursuant to the Support Agreement, La Senza is not permitted to declare, make or pay any distribution except consistent with past practice and in the ordinary course and not exceeding Cdn. $0.20 per Share per fiscal quarter.

     The Board of Directors declared a dividend of Cdn. $0.20 per share on each SV Share and MV Share on November 22, 2006 payable on December 20, 2006 to Shareholders of record on December 6, 2006. The terms of the Support Agreement do not preclude Shareholders who deposit SV Shares under the Offer from receiving this dividend. See Section 10 of the Offer, “Dividends and Distributions; Liens”.

13. Previous Distributions of Shares

     Based on publicly available information, the Offeror believes that there have been no distributions of Shares during the five years preceding the Offer, other than distributions made pursuant to the exercise of Options granted under La Senza’s Stock Option Plan or upon conversion of MV Shares.

14. Previous Purchases and Sales

     Based on publicly available information, the Offeror believes that, other than securities purchased or sold by La Senza pursuant to the exercise of Options or upon conversion of MV Shares, La Senza has not purchased or sold any of its securities during the 12 months preceding the date of the Offer.

15. Effect of the Offer on the Market for SV Shares; Stock Exchange Listings; and Public Disclosure by La Senza

     Market for the SV Shares: The purchase of the SV Shares by the Offeror pursuant to the Offer will reduce the number of SV Shares that might otherwise trade publicly and will reduce the number of holders of SV Shares and, depending on the number of SV Shares acquired by the Offeror, could adversely affect the liquidity and market value of any remaining SV Shares held by the public.

     Listings and Quotations: The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the SV Shares from such exchange. Among such criteria are the number of Shareholders, the number of shares publicly held and the aggregate market value of shares publicly held. Depending upon the number of SV Shares purchased pursuant to the Offer, it is possible that the SV Shares would fail to meet these criteria for continued listing on such exchange. If permitted by applicable Law, subsequent to completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the SV Shares from the TSX. If the SV Shares are delisted from the TSX, the extent of the public market for the SV Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of SV Shares publicly held and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in SV Shares on the part of securities firms, whether La Senza remains subject to public reporting requirements in Canada and other factors.

     Public Disclosure by La Senza: If and when the SV Shares are no longer widely held, La Senza may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities laws of certain provinces of Canada. If permitted by applicable Law, subsequent to the completion of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction and provided that there are fewer than 15 securityholders of La Senza in any province, the Offeror intends to cause La Senza to cease to be a reporting issuer under the securities Laws of each such province.

16. Commitments to Acquire Equity Shares

     Except as disclosed in Section 6 of the Circular, “Agreements Related to the Offer”, neither the Offeror nor any of the directors or senior officers of the Offeror, nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, any associate of any director or senior officer of the Offeror, any person or company holding more than 10% of any class of equity securities of the Offeror or any Person acting jointly or in concert with the Offeror has entered into any commitments to acquire any securities of La Senza.

17. Arrangements, Agreements or Understandings

     Other than described in Section 6 of the Circular, “Agreements Related to the Offer”, there are no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of La Senza and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office if the Offer is successful. Other than as described in Section 6 of the Circular, “Agreements Related to the Offer”, there are no contracts, arrangements or understandings, formal or informal, between the Offeror and any securityholder of La Senza with respect to the Offer or between the Offeror and any Person or company with respect to any securities of La Senza in relation to the Offer.

18. Regulatory Matters

     The Offeror’s obligation to take up and pay for SV Shares tendered under the Offer is conditional upon certain government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions required by Law, policy or practice, including those of any provincial securities authorities, stock exchanges or other securities regulatory authorities, having been obtained on terms satisfactory to the Offeror, acting reasonably and the conditions described below. See Section 4 of the Offer, “Conditions of the Offer”.

Competition Act Canada

     The acquisition of shares in a corporation that carries on an operating business in Canada or controls a corporation that carries on an operating business in Canada is subject to pre-merger notification under Part IX of the Competition Act if prescribed financial and voting interest thresholds are exceeded. A Part IX pre-merger notification involves the provision of certain prescribed information to the Commissioner. Notification may be made either on the basis of a short-form filing (with a 14-day statutory waiting period) or a long-form filing (with a 42-day statutory waiting period). If a short-form filing is made, the Commissioner may, within the 14-day waiting period, require the parties to make a long-form filing. A new 42-day waiting period will start to run once the long-form filing is made. Completion of the Commissioner’s review of a notifiable transaction may take longer than the statutory waiting period(s). A notifiable transaction may not be completed until the expiry of the applicable statutory waiting periods, unless an advance ruling certificate in respect of the transaction is issued by the Commissioner pursuant to section 102 of the Competition Act or the requirement to notify is waived pursuant to the Competition Act.

     The Commissioner has the right under the Competition Act to challenge a merger before the Competition Tribunal. The Commissioner has the onus to prove that the merger will or will likely substantially prevent or lessen competition. If the Competition Tribunal makes this finding, it may make a variety of orders including an order prohibiting the closing of a transaction or, if the merger is already completed, an order requiring the disposal of assets or shares. It is also possible for the Commissioner to seek interlocutory injunctions to prevent the closing of a transaction that the Commissioner is still reviewing or has challenged.

     Where the Commissioner is satisfied that she would not have sufficient grounds to apply to the Competition Tribunal in respect of a transaction under the merger provisions of the Competition Act, the Commissioner may issue an advance ruling certificate. If an advance ruling certificate is issued, the parties to the transaction are not required to file a pre-merger notification. If a notification has already been filed and the statutory waiting period has not expired, the issuance of an advance ruling certificate has the effect of terminating the statutory waiting period. If a transaction in respect of which an advance ruling certificate is issued is completed within one year after the advance ruling certificate is issued, the Commissioner cannot apply to the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information that led to the issuance of the advance ruling certificate. Alternatively, in circumstances where the Commissioner is not prepared to issue an advance ruling certificate, but has no immediate concerns regarding a proposed transaction, she may issue written confirmation that she has no intention to challenge the proposed transaction (a “no action” letter), while preserving, during the three (3) years following completion of the proposed transaction, her authority to so initiate proceedings should circumstances change. In connection with the issuance of a “no action” letter, the Commissioner may grant a waiver of the parties’ obligation to file a notification.

     The purchase of the SV Shares contemplated by the Offer is a merger that is subject to the pre-merger notification requirements under the Competition Act. The obligation of the Offeror to take-up and pay for SV Shares tendered under the Offer is, among other things, subject to the condition that: (a) an advance ruling certificate shall have been issued in respect of the purchase of the SV Shares by the Offeror; or (b) the statutory waiting period under the Competition Act shall have expired or the requirement to make a pre-merger notification filing under Party IX of the Competition Act shall have been waived by the Commissioner and in either case the Commissioner shall have advised (to the satisfaction of the Offeror, acting reasonably) that she does not intend to oppose the purchase of the SV Shares under the Offer (which advice shall not have been rescinded or amended) and shall not have made or threatened to make application under the Competition Act in respect of the purchase of the SV Shares under the Offer. See Section 4 of the Offer, “Conditions of the Offer”.

     The Offeror and La Senza have filed a pre-merger notification and request for an advance ruling certificate with the Commissioner.

Securities Laws

     Canadian securities laws preclude the Offeror from entering into any agreement, commitment or understanding with any securityholder of the Company that has the effect of providing to such holder consideration of greater value than that offered to the other holders of the same class of securities. The Offeror has applied for a decision from each of the relevant securities regulatory authorities that the Amended Management Agreements and Employment Agreements are not being made to increase the value of the consideration paid to Shareholders for their Shares and may be entered into despite the prohibition mentioned above. See Section 6 of the Circular, “Agreements Related to the Offer — Management Services Agreements and Employment Agreements”. The Offeror has also applied for a decision from the AMF confirming that the Shares owned directly or indirectly by Messrs. Teitelbaum, Gross and Lewin, or by companies owned or controlled by them, may be included in determining whether the requisite minority approval of any Subsequent Acquisition Transaction has been obtained for the purposes of Policy Q-27, provided that Limited Brands complies with the other applicable provisions of OSC Rule 61-501 and Policy Q-27. See Section 8 of the Circular, “Acquisition of SV Shares Not Deposited — Subsequent Acquisition Transactions”.

19. Certain Canadian Federal Income Tax Considerations

     In the opinion of Osler, Hoskin & Harcourt LLP, counsel to the Offeror, the following summary describes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of SV Shares who sells SV Shares pursuant to this Offer or otherwise disposes of SV Shares pursuant to certain transactions described under the heading “Acquisition of SV Shares Not Deposited” and who, at all relevant times, for purposes of the application of the Tax Act, (1) deals at arm’s length with La Senza and the Offeror; (2) is not affiliated with La Senza or the Offeror and (3) holds the SV Shares as capital property (a “Holder”). Generally, the SV Shares will be capital property to a Holder provided the Holder does not hold those SV Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Resident Holders (as defined below), whose SV Shares might not otherwise be capital property, may, in certain circumstances, be entitled to have the SV Shares and all other “Canadian securities”, as defined in the Tax Act, owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

     This summary does not address all issues relevant to shareholders who acquired their SV Shares on the exercise of an employee stock option. Such shareholders should consult their own tax advisors. Acceptance of the Offer through the Holdco Alternative may have income tax consequences to a particular shareholder that differ from those described below. The following summary does not address the Holdco Alternative. Consequently, Shareholders considering the Holdco Alternative should consult their own tax advisors.

     This summary is based on the current provisions of the Tax Act and the regulations thereunder and counsel’s understanding of the current administrative and assessing practices and policies of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may be different from those discussed herein.

     This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is, or is deemed to be, resident in Canada (a “Resident Holder”). This summary is not applicable to (i) a shareholder that is a “specified financial institution” (ii) a shareholder an interest in which is a “tax shelter investment”, as defined in the Tax Act, or, (iii) for purposes of certain rules applicable to securities held by financial institutions (referred to as the “mark-to-market” rules), a “financial institution”, as defined in the Tax Act. Such shareholders should consult their own tax advisors.

     This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, shareholders should consult their own tax advisors having regard to their own particular circumstances.

Holders Resident in Canada

Sale Pursuant to the Offer

     Generally, a Resident Holder who disposes of SV Shares pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the SV Shares immediately before the disposition.

     Generally, one-half of the amount of any capital gain (a “taxable capital gain”) is required to be included in computing a Resident Holder’s income for the taxation year of disposition. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year, and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

     The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of an SV Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such SV Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where an SV Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

     A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax of 6 2 / 3 % on investment income, including taxable capital gains realized and dividends received or deemed to be received in respect of the SV Shares (but not dividends or deemed dividends that are deductible in computing taxable income).

Compulsory Acquisition of SV Shares

     As described under Section 8 of the Circular, “Acquisition of SV Shares Not Deposited — Compulsory Acquisition”, Bidco may, in certain circumstances, acquire SV Shares not deposited under the Offer pursuant to statutory rights of purchase under the CBCA (defined above as a “Compulsory Acquisition”). The tax consequences to a Resident Holder of a disposition of SV Shares in such circumstances will generally be as described above under “Sale Pursuant to the Offer”. A Resident Holder will be required to include in computing its income for a taxation year any interest awarded by a court in connection with a Compulsory Acquisition. Resident Holders whose SV Shares may be so acquired should consult their own tax advisors.

Subsequent Acquisition Transactions

     As described under Section 8 of the Circular, “Acquisition of SV Shares Not Deposited — Subsequent Acquisition Transactions”, if Bidco does not acquire all of the SV Shares pursuant to the Offer or by means of a Compulsory Acquisition, Bidco may propose other means of acquiring the remaining SV Shares not acquired pursuant to the Offer.

     The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their SV Shares acquired pursuant to a Subsequent Acquisition Transaction.

     A Subsequent Acquisition Transaction could, by way of example, be implemented by means of an amalgamation of La Senza with Bidco and/or one or more of its affiliates pursuant to which Resident Holders who have not tendered their SV Shares under the Offer would have their SV Shares converted on the amalgamation into redeemable preference shares of the amalgamated corporation (“Redeemable Shares”) which would then be immediately redeemed for cash. Such a holder would not realize a capital gain or capital loss as a result of the conversion of shares, and the adjusted cost base to the Resident Holder of the Redeemable Shares received would be equal to the adjusted cost base to the Resident Holder of the SV Shares immediately before the amalgamation.

     However, on the redemption of the Redeemable Shares, such Resident Holder will generally,

(a)	be deemed to receive a dividend (subject to the application of subsection 55(2) of the Tax Act to holders of Redeemable Shares that are corporations, as discussed below) equal to the amount, if any, by which the redemption price of their Redeemable Shares exceeds the paid-up capital of their Redeemable Shares for purposes of the Tax Act; and

(b)	be considered to have disposed of such holder’s Redeemable Shares for proceeds of disposition equal to the redemption price less the amount of the deemed dividend, if any, computed in (a). As a result, such holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition net of any reasonable costs of disposition exceed (or are less than) the adjusted cost base of their Redeemable Shares immediately before the disposition. The computation and tax consequences of any such capital gain or capital loss would be generally as described above under “Sale Pursuant to the Offer”.

     A Resident Holder will be required to include in computing its income for a taxation year any dividends deemed to be received on the Redeemable Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Any such dividends deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income.

     A Resident Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1 / 3 % under Part IVof the Tax Act on dividends received (or deemed to be received) on the SV Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

     Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Redeemable Shares for purposes of computing the Resident Holder’s capital gain or capital loss. Resident Holders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision. Subject to the potential application of this provision, dividends deemed to be received by a Resident Holder that is a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income.

     Under the current administrative practice of the CRA, a Resident Holder who exercises the right of dissent in respect of an amalgamation will be considered to have disposed of such holder’s SV Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder (excluding any interest awarded by the court). Because of uncertainties under the relevant corporate legislation as to whether such amounts paid to a dissenting Resident Holder would be treated entirely as proceeds of disposition or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their own tax advisors. Any interest awarded to the Resident Holder by the court will be required to be included in the Resident Holder’s income for purposes of the Tax Act.

     As an alternative to the amalgamation discussed herein, Bidco may propose an arrangement, consolidation, capital reorganization, reclassification, continuance or other transaction, the tax consequences of which may materially differ from those arising on the sale of SV Shares under the Offer or an amalgamation involving La Senza and will depend on the particular form and circumstances of such alternative transaction. No opinion is expressed herein as to the tax consequences of any such alternative transaction to a Resident Holder.

Holders Not Resident in Canada

     This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada, and does not use or hold the SV Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere.

Sale Pursuant to the Offer

     A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of SV Shares unless the SV Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

     Generally, the SV Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that (1) the SV Shares are listed on a prescribed stock exchange (which includes the TSX) at that time, and (2) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of La Senza at any time during the 60-month period that ends at that time. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, SV Shares could be deemed to be taxable Canadian property.

Compulsory Acquisition of Shares

     Subject to the discussion below under “Delisting of SV Shares”, a Non-Resident Holder will not be subject to income tax under the Tax Act on a disposition of SV Shares pursuant to Bidco’s statutory rights of purchase described in Section 8 of the Circular, under “Acquisition of SV Shares Not Deposited — Compulsory Acquisition”, unless the SV Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where interest is paid or credited to a Non-Resident Holder in connection with a Compulsory Acquisition, such Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. By way of example, where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980), as amended, and is the beneficial owner of the interest, the applicable rate of Canadian withholding tax is generally reduced to 10%.

Subsequent Acquisition Transactions

     As described under Section 8 of the Circular, “Acquisition of SV Shares Not Deposited — Subsequent Acquisition Transactions”, if Bidco does not acquire all of the SV Shares pursuant to the Offer or by means of a Compulsory Acquisition, Bidco may propose other means of acquiring the remaining SV Shares not acquired pursuant to the Offer.

     The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. A Non-Resident Holder may realize a capital gain or a capital loss and/or be deemed to receive a dividend, as discussed above under the heading “Holders Resident in Canada — Subsequent Acquisition Transactions”. Whether or not a Non-Resident Holder would be subject to income tax under the Tax Act on any such capital gain would depend on whether the SV Shares or Redeemable Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act or the Non-Resident Holder is entitled to relief under an applicable income tax convention and the circumstances at that time (see in particular the discussion below under “Delisting of SV Shares”). Dividends paid or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the NonResident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. By way of example, where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980), as amended, and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

     Due to the uncertainties under relevant corporate legislation as to whether amounts paid to a Non-Resident Holder who exercises the right to dissent in respect of an amalgamation would be treated entirely as proceeds of disposition or in part as the payment of a deemed dividend as discussed above under the heading “Holders Resident in Canada —Subsequent Acquisition Transactions”, dissenting Non-Resident Holders should consult with their own tax advisors. Any interest paid or credited to a Non-Resident Holder in connection with a Subsequent Acquisition Transaction will be subject to Canadian withholding tax under the Tax Act as described above under the heading “Holders Not Resident in Canada — Compulsory Acquisition of SV Shares”.

Delisting of SV Shares

     As noted above under Section 15 of the Circular, “Effect of the Offer on the Market for SV Shares; Stock Exchange Listings; and Public Disclosure by La Senza”, SV Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on the TSX at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that if the SV Shares are not listed on a prescribed stock exchange at the time they are disposed of: (1) the SV Shares will be taxable Canadian property to the Non-Resident Holder; (2) the Non-Resident Holder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident; and (3) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder, in which case Bidco will be entitled, pursuant to the Tax

Act, to deduct or withhold an amount from any payment made to the Non-Resident Holder and to remit such amount to the Receiver General on behalf of the Non-Resident Holder.

     A Non-Resident Holder that disposes of taxable Canadian property must file a Canadian income tax return for the year in which the disposition occurs regardless of whether the Non-Resident Holder is liable to Canadian tax on any gain realized on the disposition.

     Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their SV Shares pursuant to the Offer.

20. Material Changes and Other Information

     Except as disclosed elsewhere in this Circular, the Offeror has no information which indicates any material change in the affairs of La Senza since the date of the last published interim financial statements of La Senza. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

21. Financial Advisors, Depositary, Escrow Agent, Dealer Managers and Information Agent

     Limited Brands has retained Banc of America Securities LLC and Financo, Inc. as its financial advisors with respect to the Offer and has agreed to pay each of them a fee for its services.

     The Offeror has engaged Computershare Investor Services Inc. to act as depositary for the receipt of certificates in respect of SV Shares and related Letters of Acceptance and Transmittal and Notices of Guaranteed Delivery deposited under the Offer and Computershare Trust Company of Canada will act as Escrow Agent under the Escrow Agreement. The Depository will facilitate book-entry only transfers of SV Shares. Computershare Investor Services Inc. and Computershare Trust Company of Canada will receive reasonable and customary compensation from the Offeror for their services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Each of Computershare Investor Services Inc. and Computershare Trust Company of Canada will be indemnified against certain liabilities and expenses that may arise out of the performance of its obligations.

     The Offeror has retained Banc of America Securities Canada Co. and Banc of America Securities LLC to serve as dealer managers for the Offer in Canada and the United States, respectively. The Offeror will reimburse the Dealer Managers for their reasonable out-of-pocket expenses, and has also agreed to indemnify the Dealer Managers against certain liabilities and expenses in connection with the Offer, including certain liabilities under securities Laws. Banc of America Securities Canada Co. may form a soliciting dealer group comprising members of the Investment Dealers Association of Canada to solicit acceptances of the Offer in Canada. In that event, the Offeror will pay customary soliciting dealer fees in connection with the tender of SV Shares. Depositing Shareholders will not be obligated to pay any brokerage or similar fees or commissions if they accept the Offer by using the services of the Dealer Managers or by transmitting their SV Shares directly to the Depositary.

     Georgeson has been engaged to act as information agent under the Offer. Georgeson has been engaged to provide a resource for information for Shareholders resident in Canada and the United States. Georgeson will receive reasonable and customary compensation for their services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities that may arise out of the performance of its obligations as an information agent.

     Questions and requests for assistance concerning the Offer should be made directly to Georgeson or the Depositary. Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from Georgeson or the Depositary at the addresses shown on the last page of this document.

22. Legal Matters

     Legal matters on behalf of the Offeror will be passed upon by, and the opinion contained under “Certain Canadian Federal Income Tax Considerations” has been provided by Osler, Hoskin & Harcourt LLP, Canadian counsel to the Offeror.

23. Offerees’ Statutory Rights

     Securities legislation in certain of the provinces and territories of Canada provides securityholders of La Senza with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

24. Expenses of the Offer

     The expenses related to the Offer, including depositary and printing expenses and legal and accounting advice, are estimated, in the aggregate to be approximately Cdn. $14 million. Such expenses will be paid by Limited Brands.

25. Directors’ Approval

     The contents of the Offer and this Circular have been approved and the sending thereof to the Shareholders has been authorized by the board of directors of each of Bidco and Limited Brands.

CONSENT

TO: The Directors of MOS Maple Acquisition Corp.

     We hereby consent to the reference to our opinion contained under “Certain Canadian Federal Income Tax Considerations” in Section 19 of the Circular accompanying the Offer dated November 27, 2006 made by MOS Maple Acquisition Corp. to the holders of SV Shares of La Senza Corporation.

Montreal, Québec	(Signed) OSLER, HOSKIN & HARCOURT LLP
November 27, 2006

CERTIFICATE OF MOS MAPLE ACQUISITION CORP.

DATED: November 27, 2006

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the SV Shares which are the subject of the Offer.

(Signed) TIMOTHY J. FABER	(Signed) DOUGLAS L. WILLIAMS
President and Chief Executive Officer	Secretary and Chief Financial Officer

On behalf of the Board of Directors of
MOS MAPLE ACQUISITION CORP.

(Signed) TIMOTHY J. FABER	(Signed) DOUGLAS L. WILLIAMS
Director	Director

CERTIFICATE OF LIMITED BRANDS, INC.

DATED: November 27, 2006

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the SV Shares which are the subject of the Offer.

(Signed) LESLIE H. WEXNER	(Signed) MARTYN R. REDGRAVE
Chairman and Chief Executive Officer	Executive Vice President,
Chief Administrative Officer and
Chief Financial Officer

On behalf of the Board of Directors of
LIMITED BRANDS, INC.

(Signed) LEONARD A. SCHLESINGER	(Signed) ALLAN R. TESSLER
Director	Director

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO
THE INFORMATION AGENT:

100 University Avenue, 11th Floor, South Tower
Toronto, Ontario M5J 2Y1

North American Toll Free Number: 1-866-288-1537

The Dealer Managers for the Offer are:

In Canada:	In the United States:

Banc of America Securities Canada Co.	Banc of America Securities LLC
200 Front Street West, Suite 2700	9 West 57th Street, 40th Floor
Toronto, Canada M5V 3L2	New York, New York 10019

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Registered Mail, Hand or by Courier:	By Mail:

100 University Avenue	P.O. Box 7021
9th Floor	31 Adelaide Street East
Toronto, ON M5J 2Y1	Toronto, ON M5C 3H2
Attention: Corporate Actions	Attention: Corporate Actions

For Information:

Telephone: 1-800-564-6253 (toll-free)

e-mail: corporateactions@computershare.com

By Hand or by Courier

Montreal

650 de Maisonneuve Blvd. W
Suite 700
Montreal, Québec H3A 3S8

Attention: Corporate Actions

     Any questions and requests for assistance or additional copies of the Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be directed by the Shareholders to the Depositary or the Information Agent at their respective telephone numbers and addresses set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.